IMATRON
                               (PICTURE OF HEART)
                               1997 ANNUAL REPORT

The cover image is a shaded surface display of a patient's heart with Marfan's Syndrome, a disorder of connective tissue often characterized by circulatory defects. The image was obtained using Imatron's Ultrafast CT scanner which demonstrates the patient's artificial aortic valve, aortic dissection, aortic outflow patch, and left main bypass graft.


IMATRON

Safe Harbor for Forward-Looking Statements:

Except for the historical information contained herein, the matters discussed in this annual report to shareholders may contain forward-looking statements that are based on current expectations and estimates about the industry in which Imatron operates, the estimated impact of certain technological advances, the estimated impact of published research studies on scanner sales and procedures, as well as management's beliefs and assumptions. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially include, among others: failed clinical demonstration of certain asserted technological advances and diagnostic capabilities; reliance on product distributors; competition in the diagnostic imaging market; failure to introduce new product models and enhancements to introduce new product models and enhancements; delays in production and difficulty in obtaining components and sub-assemblies from limited sources of supply; inability to meet cash-on-delivery or prepayment terms from vendors; determinations by regulatory and administrative government authorities; patent expiration and denial of patent applications; the high cost of the scanner as compared to commercially available CT scanners; and the risk factors listed in the Company's Securities and Exchange Commision Form 10-K for it's current fiscal year.

Imatron Inc. sets the standard in medical CT imaging by exclusively producing Ultrafast CT scanners based on the Company's proprietary electron beam tomography technology. The Ultrafast CT through its coronary artery scan is the only available technology that can accurately, safely, inexpensively, and non-invasively detect heart disease in asymptomatic individuals. Because of its unprecedented scanning speed, the Ultrafast CT can also perform follow-up examinations after coronary artery bypass surgery or balloon angioplasty when used in conjunction with its accompanying Ultra Access 3-D data reconstruction system: this procedure has been aptly named CT angiography. Cardiology applications, albeit the Ultrafast CT's most clearly defined niche, represent only a portion of the market for Imatron's technology because the scanner can also be used in pulmonology, endoscopy, pediatrics, and general whole body imaging.

Imatron, in addition to providing service and support to its worldwide customer base, offers its extensive service capability to other medical technology companies.

Headquartered in South San Francisco, California, Imatron employs over 220 people, including the employees of its subsidiary, HeartScan Imaging, Inc. HeartScan, through a nationwide network of diagnostic imaging clinics, offers coronary artery disease risk assessment services to the medical community and the general public.

Additional information on the Company is available over the internet at www.imatron-web.com. Imatron's stock is traded under the Nasdaq symbol IMAT.

                               PRESIDENTS LETTER

To Our Shareholders:


1997 was a landmark year for Imatron: the Company posted a record eighteen Ultrafast CT scanner sales, while research results from a host of independent, peer-reviewed scientific studies continued to support the cardiac applications of our unique technology; we established new terms in our relationship with Siemens Medical Systems in order to regain worldwide distribution rights for our proprietary scanner; and Ultrafast CT scanning, due in part to our aggressive public relations efforts, was recognized as a preeminent force in American healthcare today, with the federal government proposing two major studies on the benefits of Ultrafast CT through the Department of Health and Human Services and the National Institutes of Health.

Our progress, while extremely significant, did have an offset during the year. The Asian economic crisis in the latter part of 1997 and early 1998 had a negative impact on our international sales. Until this situation improves, we do not expect Asian Ultrafast CT scanner sales to meet our projected goals. In addition, HeartScan Imaging, Imatron's services subsidiary, experienced operating losses due mainly to the reluctance of managed care and other health insurers to cover the cost of the coronary artery scan procedure. As HeartScan's experience has taught us, the United States' healthcare system is a complex industry to penetrate with a revolutionary technology in a short period of time; however, our strategies and marketing programs employed at HeartScan's centers have begun to produce marked improvement in patient volumes. This increase continuing into 1998 is encouraging, but more importantly, logical since our Ultrafast CT scanner has the potential to save hundreds of thousands of lives and billions of dollars related to the direct and indirect cost of heart disease.

The logic for  Ultrafast CT  acceptance  is simply  overwhelming  - the coronary
artery  scan  combined  with   cholesterol-lowering   medication  and  lifestyle
modification can reduce the tragic toll of heart disease.

1997 Financial Summary

For 1997, Imatron posted revenues of $39.4 million, with a net loss of $11.4 million, or $0.15 per share, compared with revenues of $25.8 million, with a net loss of $13.7 million, or $0.18 per share, a year ago. The Company's consolidated financial results reflect: operating losses incurred by the five HeartScan Imaging Coronary Artery Disease Risk Assessment Centers; increased revenues from eighteen Ultrafast CT scanner sales; increased revenues due to a higher number of service contracts; and restatement of certain non-operating results for 1996 and the first three quarters of 1997 as a result of the retroactive application of the Emerging Issues Task Force topic No. D-60, which is discussed later in this report.

As of December 31, 1997, Imatron's working capital had decreased to $26.0 million from $33.0 million a year ago, while shareholders' equity was also reduced to $17.1 million from $25.2 million a year ago.

With respect to Imatron's financial results, it should be noted that the Company consolidates its HeartScan subsidiary on a 100 percent basis even though it only has a 49.3 percent ownership position.

This 100 percent consolidation is due to an exchange provision in the HeartScan private placement financing completed in July 1996: the HeartScan investors have the option to exchange their HeartScan Series A Preferred shares for Imatron Common Stock over a four year period, unless an initial public offering of HeartScan is completed during this time. Of Imatron's $11.4 million loss for 1997, $8.2 million, or $0.10 per share, is attributable to HeartScan.

1997 Achievements

During the past year, we launched a number of strategic initiatives which positively altered the landscape and scope of Imatron's principal business. In the spring, we negotiated a service agreement on those Ultrafast CT scanners which had been sold by our distributor, Siemens Medical Systems. This contract doubled the number of scanners under Imatron service and provided a significant increase in our Imatron's customer service revenue stream. With our experienced staff of customer service engineers and technical support specialists worldwide, it was natural to capitalize on this corporate asset by offering our extensive service capability to other medical technology companies. Since our addition of a Director of Services Marketing last June, approximately twenty new sites are under Imatron servicing, which encompass the medical workstations of AccuImage Diagnostics Corp., a company specializing in high-speed 3D and 4D image processing workstations for medical image visualization.

Another significant corporate event was the development agreement between Imatron and TeraRecon, a technology company that develops and produces high speed image processors for medical imaging systems. Besides allowing faster Ultrafast CT examination times, this relationship will expand our scanner's capabilities to include real time monitoring of patient scans, real time viewing of the flow of contrast medium in a patient's blood stream, real time image-guided microsurgery, and CT-guided biopsy. To date, ten prototype image reconstruction systems have been received from TeraRecon, providing Ultrafast CT with the exclusive ability to reconstruct data at a rate of seventeen images per second. This important breakthrough paves the way for Imatron's entrance into the interventional radiology market, which is characterized by medical industry reports as having great opportunities for future growth.

Many technological breakthroughs in the refinement and extension of Ultrafast CT were realized by Imatron's research and development engineers. For one, the Company completed enhancements to its x-ray detector system, gaining a 166 percent increase in x-ray detection channels. Following review of this new 3,456 channel, dual slice detector system, together with a number of other Ultrafast CT C-150 enhancements, the FDA granted Imatron, via a 510(k) pre-market notification application, clearance to market. In addition, the FDA also granted a 510(k) clearance to market our Ultra Access 3D computer workstation. Accomplishing another research and development goal, Imatron engineers completed work on our Spellman high voltage power supply. This new power supply for the Ultrafast CT scanner provides ease of installation and a reduction in site requirements by being one and a half tons lighter and thirty-two square feet less in size than our previous high voltage power supply system. And after a successful introduction, our version 12.3 software completed Beta testing and final release. This software, which triples the image acquisition capability on our C-150 model to 140 images in 15 seconds, is now being used at over fifty sites worldwide. These technological developments provide a flexible, high performance base from which to launch future electron beam tomography (EBT) technology developments.

A direct result of our Company's focused efforts and hard work during the past year was the registration of Imatron's Quality System to the ISO (International Organization for Standardization) 9001 standard. This achievement, involving a comprehensive corporate culture change, will ensure company-wide efficiencies in the utilization of our resources and provide access to markets where ISO compliance is a mandatory requirement.

One of the most significant events in the history of Imatron's EBT technology occurred in the latter part of 1997: the National Institutes of Health - National Heart, Lung and Blood Institute (NHLBI) issued requests for proposals for a 10-year study of the progression of subclinical heart disease, in which the Ultrafast CT scanner was selected as the cornerstone technology. NHLBI publications characterized the Company's scanner as "the best available non-invasive technique for quantifying subclinical atherosclerosis." The study is designed to help suggest new interventions for preventing heart disease progression from subclinical to clinical stages.

Following the NHLBI's selection of EBT technology was the Department of Health and Human Services' specific allocation for Ultrafast CT research in the 1998 Health and Human Services budget. This department of the U.S. government is seeking to study the coronary artery scan's potential for reducing skyrocketing Medicare costs. The following is an excerpt from the Labor, Health and Human Services and Education Appropriations Act, H.R. 2264: "The Conferees note that coronary artery disease is a leading cause of morbidity and mortality among the Medicare population and urges the Agency to initiate cost-effectiveness evaluations of advanced non-invasive imaging technologies, such as coronary artery scanning by Ultrafast Computerized Tomography, and their potential impact on lowering Medicare expenditures."

It is abundantly clear that the lack of investment in and commitment to disease prevention by the private healthcare system in this country is increasing the burden on the Medicare system. Early intervention in the progressive process of heart disease will clearly deliver a more heart healthy population to the Medicare system at age 65, reducing the tremendous cost of this disease to the American tax payer.

Without question, 1997's massive volume of published research papers supporting EBT in the diagnosis of coronary artery disease, compounded by the federal government's recognition, has propelled Ultrafast CT scanning to the forefront of cardiology; it is our intent to take advantage of this growing awareness in order to establish and sustain profitability for Imatron.

Concluding the year, we announced new terms for our business relationship with Siemens Medical Systems. Effective April 1, 1998, Imatron will take back worldwide distribution rights for its Ultrafast CT. Siemens will continue to serve its EVOLUTION XP (Siemens' brand name for Ultrafast CT) customer base by overseeing the service which is subcontracted to Imatron, and by offering system upgrades which result from the 1995 Imatron / Siemens joint development agreement. As many of you know, we have been eager to take back Siemens' distribution rights in order to improve domestic and European Ultrafast CT sales. Our strategy is to handle sales efforts in the U. S. and Canada directly, with European efforts coordinated among affiliated sales agents.

Considering the reduced gross margin we obtained on the seven scanners placed by Siemens in 1997, our ability to capture a much higher margin by marketing our own product will be beneficial to the Company. I believe that Imatron's assumption of the distribution rights of our product will offset the difficulties we continue to experience with scanner sales to much of Asia, where widespread economic crises are reducing the availability of capital and impeding the flow of commerce.

Objectives for 1998

In the next twelve months we are focused on achieving the following goals and objectives for Imatron:

1.  Significantly increase Ultrafast CT scanner sales worldwide.

2. Deliver additional clinical capabilities by achieving product development objectives.

3.  Continue  to  expand  our  customer  service  business,   while  maintaining
    excellence in customer satisfaction.

4. Improve HeartScan's operating results by increasing managed care and indemnity insurance coverage of the coronary artery scan procedure, and by increasing medical community and general public awareness of Ultrafast CT through educational, advertising, and nationwide public relations programs.

5. Achieve a ten percent reduction in the manufacturing cost of our Ultrafast CT scanner.

6. Rationalize the role of our HeartScan subsidiary in supporting the sale of Ultrafast CT scanners by seeking a corporate relationship, acquirer or joint venture partner for HeartScan while focusing on improving existing center operations rather than new center development.

7.  Add to Imatron's intellectual property base.

8. Establish a dominant position in 3-D Cardio-Pulmonary applications, virtual CT Endoscopy, minimally invasive image-guided applications, and high volume screening by capitalizing on the power and flexibility of EBT.

                                       8/9

PRESIDENTS LETTER

We at Imatron are gratified to have the support of so many medical professionals as we work to deliver this most superior imaging technology to the world. With Ultrafast CT cardiac applications carving a permanent and unique niche for our Company, we will strive to expand the clinical applications of this revolutionary technology in order to establish and sustain profitable operations for Imatron. We see no competitive technology on the horizon with the capability of Ultrafast CT. The unsurpassed scanning speed of EBT provides us with a unique, sustainable, competitive advantage in the medical imaging marketplace. With supreme confidence, I believe that Imatron is now in its best position for positive future growth based on our successful product, strong pipeline of R&D improvements, cumulative supporting research data, capital resources, and dedicated employees. Your continued support is greatly appreciated as we work to establish Ultrafast CT as an internationally recognized, critical technology to worldwide healthcare.



S. Lewis Meyer
President and Chief Executive Officer

                        IMATRON - FULFILLING THE PROMISE


                         ( PICTURE OF IMATRON SCANNER )

Crushing pressure in the chest, shortness of breath, dizziness, nausea, shoulder pain

all too often, these classic symptoms are the first indication of coronary heart disease for millions of Americans. Each year, 500,000 Americans die -- not from car accidents, AIDS, or cancer -- but from coronary heart disease, and for 150,000 of these people, their first symptom of heart disease is a fatal heart attack. Often unexpected, this silent, progressive killer is the leading cause of death in the world; the most troubling and challenging fact for modern day society is that heart disease can be prevented.

                      (DIAGNOSTIC SENSITIVITY PICTURE HERE)
                                    FIGURE 1

There are a number of medical tests a physician can use to assess an individual's risk of heart disease. Why, then, are the number of heart attack-related deaths so staggering? Over half of today's heart attacks originate from a location in a patient's coronary arteries that is less than fifty percent blocked by atherosclerotic plaque. Current non-invasive technologies, such as a stress ECG, stress thallium, or echocardiography test, can only successfully diagnose heart disease when the degree of a patient's coronary artery occlusion is at least sixty percent (Figure 1). While there are more sensitive tests available to detect heart disease: coronary angiography and intravascular ultrasound - the cost and risk to the asymptomatic patient undergoing these invasive procedures is often difficult for a physician to justify especially in today's medical climate. In fact, these expensive and invasive tests would virtually never be used in the absence of overt symptoms of coronary artery disease.

PICTURE
CENTER TOP:  CORONARY ARTERY SCAN, NO CALCIFICATION.
TOP RIGHT:   CORONARY ARTERY SCAN, SEVERE CALFIFICATION.
LEFT:        DEMONSTRATION OF IMATRON'S EBT TECHNOLOGY.


Recognizing the need for a safe, low-cost, non-invasive test for heart disease, the scientists at Imatron developed the Ultrafast CT scanner based on patented electron beam tomography (EBT) technology. Dramatically different from conventional CT scanners which have an x-ray tube mechanically revolving around the body, the Ultrafast CT has no moving parts, and instead uses an electronically-steered electron beam to create the x-rays which pass through the patient to form the CT image. This unique technology provides a high quality "stop-action" cross-sectional image of a wide range of areas of clinical interest. In addition, this performance advantage of Ultrafast CT will never be matched by the conventional mechanical CT scanner.

A tremendous investment of time and capital has been directed toward the creation of the Ultrafast CT; twenty-eight U.S. patents cover the Company's exclusive technology. With scanning speeds up to twenty times faster than conventional CT scanners, Imatron's Ultrafast CT is principally directed toward imaging the beating heart, surrounding coronary arteries, and pulmonary (lung) structures. And in contrast to other non-invasive technologies for heart disease screening, Ultrafast CT can accurately detect plaque when there is only minimal coronary artery narrowing (Figure 1) - early enough for a physician to effectively treat the disease, before that patient becomes a tragic heart disease statistic. Numerous peer-reviewed scientific research studies together with the American Heart Association have confirmed that the speed, sensitivity, and efficiency of the coronary artery scan by Ultrafast CT uniquely allow for the detection of heart disease, the prediction of heart attack, and the tracking of heart disease progression.

No other screening test for the early detection of heart disease has ever been as easy, as painless, and as specific as the coronary artery scan. Patients simply recline on the non-claustrophobic scanning bed and, in as little as five minutes, the coronary artery scanning procedure is complete. There are no needles, injections, catheters, or discomfort of any kind. In addition, the low procedure price of approximately $400-$500 makes the coronary artery scan by Ultrafast CT the most appropriate choice for physicians in this era of cost containment: Patients and physicians receive maximum diagnostic information for minimal cost.

                                       14/15

                   3D CT Angiography: Imatron's New Frontier

PICTURE

FAR LEFT:
IMATRON'S   ULTRA   ACCESS   COMPUTER   WORKSTATION.

LEFT:
VISUALIZATION OF A CORONARY ARTERY BYPASS GRAFT BY ULTRAFAST CT, BOTH EXTERNALLY AND AT POINT OF INTERNAL BYPASS GRAFT ATTACHMENT.

Cardiology applications of Ultrafast CT extend well beyond early screening for sub-clinical heart disease. Imatron's EBT technology can also be used to conduct follow-up diagnostic studies on a patient after coronary artery bypass surgery or balloon angioplasty (a surgical procedure which uses a small balloon to compress arterial wall plaque in order to increase blood flow in the artery). In these instances, a patient is injected with x-ray contrast media in an arm while undergoing the Ultrafast CT scanning process. Two-dimensional patient data obtained during the scanning procedure is then converted into a three-dimensional display on Imatron's Ultra Access computer workstation. With this 3-D data, physicians can determine the patency of coronary arteries after angioplasty, the condition of implanted bypass grafts after surgical intervention, and even the presence of "high grade" stenoses or narrowing in the native coronary arteries.

The advantages to Imatron's minimally invasive CT angiography procedure enormously outweigh the current "gold standard" of conventional angiography:
Costs are about one-fifth the price of a conventional angiogram; the radiation dose is significantly lower at one-fiftieth the dose; patients undergo an intravenous injection as opposed to an intra-arterial injection and the threading of a catheter through the femoral artery up into the coronary artery tree; and no overnight hospital stay is required: patients can leave and return to work after the thirty minute CT angiography procedure. Experts in the field have estimated that in the future CT angiography by Ultrafast CT will replace twenty to forty percent of conventional x-ray angiographies. And because of the Ultrafast CT's overwhelming scan speed advantage, CT angiography of the heart will continue to be a clinical capability unique to Imatron's EBT.

International pioneers in medicine viewed Imatron's CT angiography alternative with such high esteem that Russian President Boris Yeltsin underwent the procedure in December 1997; Russian physicians used Ultrafast CT to evaluate his implanted bypass grafts from open heart surgery in 1996, and to ensure that his recent chest infection had not affected his heart.

Despite the fact that Ultrafast CT angiography is officially considered to be "experimental" in the United States medical community, it acceptance is expected in mainstream medicine due to the accuracy, lack of risk, and cost-effectiveness of the procedure.

PICTURE:

LEFT: STENOTIC LESION (BLOCKAGE) IN BYPASS GRAFT VIEWED THROUGH INVASIVE CORONARY ANGIOGRAPHY.

RIGHT: SAME BLOCKAGE IN BYPASS GRAFT VIEWED THROUGH IMATRON'S MINIMALLY INVASIVE CT ANGIOGRAPHY PROCEDURE.


                                       14/15

          Electron Beam Tomography Technology: Unlimited Capabilities


PICTURE:

GUIDED MICROSURGERY
TRANSPLANTED KIDNEY
STRICTURE IN COLON




Ultrafast CT is supremely versatile with applications in pediatrics, pulmonology (lungs), endoscopy (bronchus/colon), and whole body imaging. Its unsurpassed scanning speed makes it a logical choice in trauma cases where scan time is of critical importance, and in pediatric cases where a clear, sharp image is possible regardless of an infant's random movement.


PICTURE:

OF ROXANNE BAKER WITH PROUD PARENTS EMILY AND CIYE, AFTER A LIFE-SAVING OPERATION TO CORRECT A HEART DEFECT.

RIGHT:  THE ULTRAFAST CT SCANNER PROVIDED  PEDIATRIC  SURGEONS WITH THE CRITICAL
DATA: HER PULMONARY VEINS DID NOT EXTEND TO THE LEFT SIDE OF HER WALNUT-SIZED HEART.

                                       14/15

 OPERATIONS

Throughout 1997 Imatron experienced continuing scientific validation for EBT and the clinical application of its Ultrafast CT scanner: Renowned medical researchers from institutions such as the Mayo Clinic conclusively demonstrated the effectiveness of Ultrafast CT through comparative studies. The data was often so compelling that several media outlets responded by carrying the Imatron story; thus, Ultrafast CT scanning was featured on NBC in its "Today Show" and corresponding "Nightly News with Tom Brokaw," and in MSNBC's technology program "The Site"; articles on the benefits of Ultrafast CT also surfaced in the June issue of the Johns Hopkins Medical Letter, in the January 12, 1998, issue of Time, in the February 9, 1998, issue of The Wall Street Journal, and in the March 3, 1998, issue of Investor's Business Daily.

American  Journal of Cardiology  (January 15, 1997) -

Coronary artery calcium as detected by Ultrafast CT is a predictor of unsuspected blockages in the coronary arteries of asymptomatic individuals. This comparative study between non-invasive Ultrafast CT and invasive coronary angiography was conducted at the St. Francis Hospital in Roslyn, NY, and the Washington Hospital Center in Washington, D.C.

Journal of the American College of Cardiology  (February 1997) -

Coronary artery calcium which can be detected by Ultrafast CT correlates well with overall atherosclerotic plaque burden. The study using intravascular ultrasound was conducted by Dr. Gary Mintz and colleagues at the Washington Hospital Center in Washington, D.C.

46th Annual  Sessions of the American  College of Cardiology  (March 1997) -

Ten presentations on the utility of Ultrafast CT electron beam tomography (EBT) technology, with three specifically focused on the minimally-invasive Ultrafast CT angiography procedure in the meeting agenda. "Intravenous Ultrafast CT angiography is a safe and non-invasive technique with great potential impact for the diagnosis and treatment of coronary artery disease" - Dr. Matthew Budoff and colleagues at Harbor-UCLA Medical Center.

Journal of the  American  Medical  Association  (May 7, 1997) -

Ultrafast CT can detect stenotic lesions (blockages) and calcific plaque not discernibly abnormal by coronary angiography. "The presence of substantial calcification detected by electron beam tomography in this patient's coronary arteries establishes that this patient not only has a positive family history for heart disease, but also a rampant atherogenic process that is independent of the conventionally recognized cardiovascular disease risk factors." This comparative review between Ultrafast CT and invasive coronary angiography was presented by Jeffrey Hoeg, MD of the National Heart, Lung, and Blood Institute - National Institutes of Health.

American  Journal  of  Cardiology  (April  1997)  -

"Imatron's electron beam tomography [technology] permits non-invasive determination of bypass graft occlusion and relevant stenosis [blockage] with high accuracy." A comparative study of Ultrafast CT and coronary angiography was conducted by Stephan Achenbach, MD and colleagues at the Friedrich-Alexander-University of Erlangen-Nurnberg, Germany.

Journal of the American  College of Cardiology  (June 1997) -

Two complementary studies by Kanazawa University, Japan, and the Mayo Clinic demonstrate the Ultrafast CT scanner's ability to predict the severity of coronary artery blockages. Mayo Clinic research results give investigators the ability to establish threshold values of calcium score which predict the specific degree of coronary artery blockage with a high level of accuracy.


Journal of the  American  College of  Cardiology  (July 1997) -

Ultrafast CT can detect signs of pre-clinical heart disease before coronary artery narrowing occurs, in addition to ruling out coronary heart disease in patients with a high degree of accuracy. This comparative study between non-invasive Ultrafast CT, invasive coronary angiography, and intravascular ultrasound was conducted at the University of Essen - Germany.

Circulation:   an  American  Heart  Association  journal  (September  2,  1997)-

Ultrafast CT has a 95 percent sensitivity for detection of coronary artery obstructions. This comparative study between Ultrafast CT, coronary angiography, and intravascular ultrasound was conducted at the University of Essen - Germany.

Advances in Electron Beam Computed Tomography  symposium (October 1997) -

Thirty research papers on Imatron technology were presented at this international conference, notably: Ultrafast CT can track the progression of coronary artery disease - University of Michigan / the Mayo Clinic; 95 percent of patients' heart attacks would have been predicted with a prior Ultrafast CT coronary artery scan - University of Illinois / Friedrich-Alexander-University of Erlangen-Nurnberg, Germany; patients who experienced heart attacks also had the highest coronary artery calcium scores as detected by Ultrafast CT - University of Illinois; medical costs can be reduced by 30 to 35 percent using the Ultrafast CT coronary artery scan as the first diagnostic test for heart disease - Long Beach Veterans Administration / St. John's Cardiovascular Research Center/ Harbor-UCLA Medical Center.

70th  Scientific  Sessions of the American Heart  Association  (November 1997) -

Sixteen research papers on Imatron technology were presented at this prestigious conference, notably: Ultrafast CT determines that high levels of sex hormones protect against heart disease in post-menopausal women - University of California, San Francisco; Ultrafast CT angiography can reliably rule out obstructive coronary artery disease in patients - the Mayo Clinic / University of Essen, Germany; Ultrafast CT coronary artery scanning is a safe and sensitive technique that can track the progression of coronary artery disease during lipid lowering therapy - Lifetech Research Institute / Baptist Hospital / Columbia Centennial Hospital, Nashville, Tennessee.

Circulation:  an  American  Heart  Association  journal  (November  4,  1997)  -

Ultrafast CT angiography has a 94 percent sensitivity for the detection of restenosis (re-blockage) after coronary angioplasty. The comparative study between Ultrafast CT and coronary angiography was conducted at the Friedrich-Alexander-University of Erlangen-Nurnberg, Germany.

83rd Scientific Assembly of the Radiological  Society of North America (December
1997) -

Ultrafast CT has a sensitivity of better than 90 percent in the ability to detect clinically significant blockages in the left anterior descending and circumflex coronary arteries. This comparative study between Ultrafast CT and coronary angiography was conducted at University of California, San Francisco.

Without question, resounding evidence on the merits of Ultrafast CT scanning has increased the awareness of this revolutionary technology's potential to prevent unnecessary death. This evidence further underscores both the need and the opportunity to have Imatron's technology fully applied to the challenge of heart disease in mainstream medicine today. With the aid of this growing body of research, we intend to further penetrate the multi-billion dollar cardiovascular healthcare market through our commitment to develop and distribute EBT technology, giving tens of millions of individuals suffering from heart disease, in each and every country, a chance at a longer, healthier life.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES At December 31, 1997, working capital decreased to $26,050,000 compared to December 31, 1996 working capital of $33,042,000 primarily as a result of the operating losses sustained by the Company amounting to $11,422,000. The current ratio at December 31, 1997 decreased to 3.2:1 from 4.4:1 at December 31, 1996.

The Company's assets decreased to $49,223,000 compared to December 31, 1996 total assets of $53,192,000. Net cash used in operating activities during the year ended December 31, 1997 was $10,791,000 compared to $10,302,000 in 1996.
The increase in accounts receivable resulted from increasing product sales, the lengthening of customer payment terms due to delays in product installations resulting from site preparation. The economic and currency related uncertainties in other countries also resulted in a delay of payments. Accounts payable decreased due to changes in the timing of payments, offset by an increase in purchases related to the volume of business.

Cash provided by investing activities increased $28,756,000 to $13,096,000 in 1997 as compared to 1996 due to an increase in securities held for sale maturing in three months and less and lower capital expenditures. Key financing activities for the year ended 1996 included proceeds from a private offering whereby Imatron sold 100,000 shares of HeartScan Series A preferred stock to unaffiliated third parties with realized proceeds of $14,798,000 (net of offering costs). During the same period, the Company also sold 4,500,000 shares of its common stock in a private placement and issued warrants to purchase common stock, netting proceeds of $11,348,000. Additionally, proceeds from stock options, purchases in the employee stock purchase plan, and warrants decreased to $2,463,000 during the twelve month period in 1997 as compared to $16,672,000 during the same period in 1996.

The Company's liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry and global economies. Although the cash requirements will fluctuate based on timing and extent of these factors, management believes that cash, cash equivalents, and short-term investments existing at December 31, 1997 together with the borrowing capability, and the estimated proceeds from ongoing sales of products and services in 1998 will provide the Company and HeartScan with sufficient cash for operating activities and capital requirements through December 31, 1998.

Currently, the Company and its subsidiary do not have significant capital commitments in 1998.

To satisfy the Company's capital and operating requirements beyond 1998, profitable operations, additional public or private financing or the incurrence of debt may be required. If future public or private financing is required by the Company, holders of the Company's securities may experience dilution. There can be no assurance that equity or debt sources, if required, will be available or, if available, will be on terms favorable to the Company or its shareholders. The Company does not believe that inflation has had a material effect on its revenues or results of operations.

RESULTS OF OPERATIONS 1997 vs. 1996 Total revenues for the year ended December 31, 1997, of $39,423,000 increased $13,655,000 or 53% compared to 1996 revenues of $25,768,000. Net product revenues increased to $27,368,000 in 1997 from $16,010,000 in 1996 due to shipment of 18 scanners in 1997 as compared to 10 in 1996. Net product revenues in 1997 and 1996 include sales under sale-leaseback arrangements amounting to $927,000 and $1,774,000 in 1997 and 1996, respectively. Service revenues increased to $4,513,000 in 1997 from $3,465,000 in 1996 due to an increase in scanners under service contracts. The increase primarily resulted from the service support agreement entered into with Siemens (see Note 6 to Notes to Consolidated Financial Statements - Transactions with Siemens Corporation).

Development contract revenue of $5,000,000 represents non-refundable payments received from Siemens to compensate the Company for its research and development efforts for which Siemens received certain rights under the three year Memorandum of Understanding entered into in 1995.

Clinic revenues related to HeartScan Imaging, Inc. (HeartScan) increased by 97% to $2,542,000 in 1997 compared to $1,293,000 in 1996 due primarily to an increase in the number of clinics operating for the full year in 1997 from 3 in 1996 to 5 in 1997. In addition, the number of patient scans per clinic also increased due to promotional and marketing efforts by HeartScan. Although clinic revenues increased, the addition of new clinics increased net loss due to the start-up expenses of these clinics. The Company anticipated that the start-up period would range from twelve to eighteen months. The start-up phase for the sites has taken longer than expected as acceptance of the coronary artery scan within the medical community has been slower than projected.

HeartScan started operations in its San Francisco clinic in 1993, Seattle clinic in 1995 and Houston, Washington D.C. and Pittsburgh clinics in 1996. As a result of the opening schedule, only the following clinics have comparable annual results:

                            1997                         1996                          1995
                 --------------------------    ---------------------------   --------------------------
                   Revenues      Net Loss       Revenues        Net Loss       Revenues       Net Loss
                 -----------   ------------    -----------    ------------   ------------   -----------
San Francisco    $  805,000    $  (772,000)    $   562,000    $  (512,000)   $   348,000   $  (831,000)
Seattle .....       382,000       (929,000)        285,000       (917,000)
Houston .....       461,000     (1,103,000)        345,000       (785,000)


Clinic costs of revenues as a percentage of clinic revenues decreased to 127% in 1997 as compared to 173% in 1996 primarily due to an increase in revenues related to the establishment of additional Heartscan clinics and an increase in the number of patient scans. The increase in net loss for the San Franicsco clinic was the result of allocation of capitalized scanner depreciation and lease interest expenses from other sites in 1997.

HeartScan recorded depreciation expense on capital leased scanners amounting to $1,121,000, $503,000, and $69,000 in 1997, 1996 and 1995, respectively. The fluctuation in the depreciation and amortization expense of capital leased scanners was due to the increase in scanners placed in service between 1995 and 1997. The Seattle HeartScan center opened in 1995 with the Houston, Washington DC and Pittsburgh centers opening in 1996. The scanner located in San Francisco was a development product of the Company which was depreciated starting in 1991 over a 5-year period. The scanner was transferred to HeartScan San Francisco in 1993 and was fully depreciated in 1995.

Total cost of revenues as a percent of revenues for 1997 was lower at 81% as compared with 96% in 1996. The change in the cost of revenue as a percentage of revenue for scanners from 89% in 1996 to 71% in 1997 was a result of a mix in the sales prices of scanners to customer requirements. Although the cost of a scanner remains constant for all scanner sales, the sales price varies depending on the customer. In particular, sales to Siemens, Imatron Japan, Inc. and third-party leasing companies (leasing scanners to HeartScan) have a lower gross margin than sales to other parties. The decrease in the cost of revenue as a percentage of revenue for scanners is due to the increase in scanner sales to customers other than distributors to seven in fiscal year 1997 from three in fiscal year 1996 offset by shipments of ten scanners to Siemens, Imatron Japan, Inc. and third-party leasing companies in 1997 from seven in 1996. Service cost of revenues as a percent of service revenue decreased to 86% in 1997 from 91% in 1996 due to an increase in gross margin on spare parts sold.

Total operating expenses of $17,688,000 increased $4,298,000 or 32% compared to 1996 expenses of $13,390,000. Research and development expenses of $4,713,000 increased from $3,318,000 in 1996 due to increases in headcount and materials for projects undertaken in 1997. Additionally, the Company recorded non-cash charges of $750,000 for warrants issued to TeraRecon for achieving certain milestones in connection with the development of an image reconstruction system and compensation expense of $150,000 for extending a stock option exercise period. No such expenses were recorded in 1996. Selling expenses increased to $6,821,000 from $4,676,000 in 1996 primarily due to higher advertising expenses incurred by HeartScan and expenses related to studies conducted promoting the benefits of the Company's product. Administrative expenses increased to $6,154,000 from $5,396,000 due primarily to increase in bad debt expense. Bad debt expense increased to $1,648,000 in 1997 from $939,000 in 1996. The increase of 709,000 in 1997 was primarily the result of reserves created for receivables over 90 days related to spare parts sold to customers. At December 31, 1997, Imatron Japan, Inc. had a total reserve of $1,323,000 against the Imatron Japan, Inc. receivables of $1,438,000. The economic crisis in Japan has continued to limit the Company's ability to pursue collection of these amounts.

Other income decreased to $1,044,000 from $2,508,000 in 1997 primarily due to the income recognized in 1996 for the sale of 59,090 shares of InVision Technologies common stock amounting to $1,756,000.

Interest expense paid in 1997 and 1996 were for capitalized  lease  obligations.

The Company incurred a non-cash charge to income of $1,744,000 and $3,272,000 recorded as a non-cash return of minority interest in 1997 and 1996, respectively, in connection with certain beneficial conversion features granted to the holders of the HeartScan convertible Series A Preferred Stock (see Notes 1, 7 and 12 to the Notes to the Consolidated Financial Statements).

RESULTS OF OPERATIONS 1996 vs. 1995 Overall revenues decreased 3% to $25,768,000 in 1996 from $26,700,000 in 1995. Product sales, including $1.8 million under sale-leaseback arrangements with various leasing companies in both 1996 and 1995, increased 6% due to a higher option/upgrade revenues. There were 10 scanners and 1 refurbished unit sold in 1996 versus 10 scanners in 1995. Service revenues decreased 37% to $3,465,000 in 1996 from $5,529,000 in 1995 primarily due to lower spare parts shipment. Spare parts revenues declined to $1,540,000 in 1996 from $3,431,000 in 1995 due primarily to a reduction in the purchase of spare parts by Siemens Corporation. The reduction in spare parts purchased by Siemens was the result of the termination of the 1991 Basic Agreement in 1995 wherein Siemens was no longer required to purchase a minimum number of scanners per year, thereby decreasing the amount of spare parts they required. Siemens purchases decreased by $1,505,000 to $669,000 in 1996 from $2,174,000 in 1995.
Research and development contract revenues decreased by 11% to $5,000,000 compared to $5,637,000 in 1995 due to the lower revenue recognized under the Memorandum of Understanding with Siemens as compared to the previous Siemens development agreement that was terminated in March 1995. Clinic revenues related to the HeartScan subsidiary increased by 181% to $1,293,000 in 1996 compared to $460,000 in 1995 as a result of additional coronary artery disease risk assessment centers operating in 1996. There were five clinics operating in 1996 as compared to two in 1995. Of the existing clinics, only San Francisco clinic had comparable annual results as it was the only clinic opened for the full year in 1996 and 1995. Revenues for San Francisco clinic increased by $214,000 or 61% due to an increase in number of patient scans resulting from promotional and marketing efforts by HeartScan.

The costs of revenues as a percent of revenues for 1996 is higher at 96% as compared to 89% in 1995. The change in the cost of revenue as a percentage of revenue for scanners to 89% for the year ended December 31, 1996 from 87% for the year ended December 31, 1995 is a result of a mix in the sales prices of scanners to customers. Although the cost of a scanner remains constant for all scanner sales, the sales price varies depending on the customer requirements. In particular, sales to Siemens, Imatron Japan Inc. and third-party leasing companies have a lower gross margin than sales to other third parties. The increase in the cost of revenue as a percentage of revenue for scanners is consistent with the increase in scanner sales to Siemens and Imatron Japan Inc. to seven out of eleven in fiscal year 1996 from six out of ten in fiscal year 1995. Service cost of revenues as a percent of service revenues increased to 91% in 1996 as compared to 71% in 1995 due primarily to lower volume of spares shipped. Development contract revenue and cost of revenue of $5,000,000 each is identical in 1996 due to the terms of the three year Memorandum of Understanding with Siemens. In 1995, development revenue also included a development contract with Siemens which provided a higher gross margin to the Company. This contract was terminated in 1995. Clinic cost of revenues as a percent of clinic revenues decreased to 173% in 1996 as compared to 293% in 1995 primarily due to additional revenues related to the establishment of new HeartScan clinics.

Operating expenses of $13,390,000 for 1996 increased by 45% as compared to 1995 expenses of $9,225,000. Research and development expenses of $3,318,000 reflect the research and development spending not covered by the Siemens research and development contract. Marketing and sales expenses increased to $4,676,000 from $3,137,000 in 1995 primarily due to higher advertising expenses incurred by HeartScan and expenses related to studies conducted promoting the benefit of the Company's product. General and administrative expenses increased to $5,396,000 from $2,658,000 in 1995 mainly due to increases in bad debt expense related to Imatron receivables and overhead expenses related to the establishment of new HeartScan clinics. Bad debt expense increased to $939,000 in 1996 from $11,000 in 1995. The increase of $939,000 in 1996 was primarily the result of reserves created for receivables related to spare parts sold to two distributors, Imatron Japan Inc. and CLCC, who were experiencing cash flow problems during that time. Receivable from Imatron Japan, Inc. amounted to $2,660,000, of which, $725,000 was reserved as of December 31, 1996. $1,430,000 of this receivable was related to the scanner sale, backed up by an irrevocable letter of credit and paid the following month. The reserved amount represented oustanding receivable greater than 90 days. The recent Asian crisis continues to limit the Company's ability to pursue collection of these amounts.

Other income decreased to $2,508,000 from $4,021,000 in 1995 as a result of the transaction recorded in 1995 canceling the $4.0 million term loan with Siemens in exchange for the transfer of five Imatron EBT patents and the cancellation of Siemens' existing minimum purchase obligations under the previous distribution agreement. In 1996, the Company recognized $1,756,000 in other income from the sale of 59,090 shares of Invision Technologies common stock.

Interest expense increased to $564,000 in 1996 from $312,000 in 1995 due primarily to an increase in capital lease obligations related to scanners leased back by HeartScan. In June 1996, Imatron completed a private placement offering whereby 100,000 shares of HeartScan Series A Preferred Stock were sold at $160 per share and realized net proceeds of $14,798,000. The preferred stock is convertible on a ten-to-one basis into HeartScan common shares at any time. Mandatory conversion of the preferred stock into common stock will occur upon the successful completion of a HeartScan initial public offering. The HeartScan Series A Preferred Stock may be exchanged at the sole option of the holder into Imatron common stock at an exchange price of $5.00 per share until the earlier of a) a two year period following closing of the Preferred Stock offering; or b) a HeartScan initial public offering. If there is no initial public offering within 24 months of the Preferred Stock closing, holders may convert the HeartScan Series A Preferred Stock into Imatron common stock, at a conversion price equal to the greater of $1.50 per share or a 27% discount from the weighted average closing price of Imatron common stock for the 90 day Period immediately preceding 24 months of the Preferred Stock closing and each date that is 3 months thereafter to and including the 48th month of the Preferred Stock closing.

In March 1997, subsequent to the Company finalizing its 1996 consolidated financial statements, the Securities and Exchange Commission ("SEC") announced its position on accounting for the issuance of convertible preferred stock with a nondetachable conversion feature that is deemed "in the money" at the date of issue (a "beneficial conversion feature"). The beneficial conversion feature is initially recognized and measured by allocating a portion of the preferred stock proceeds equal to the intrinsic value of that feature to additional paid-in-capital. The intrinsic value is calculated at the date of issue as the difference of the conversion price and the quoted market price of the Company's common stock, into which the security is convertible, multiplied by the number of shares into which the security is convertible. The discount resulting from the allocation of proceeds to the beneficial conversion feature is treated as a dividend and is recognized as a return to the preferred shareholders over the minimum period in which the preferred shareholders can realize that return (i.e. from the date the securities are issued to the date they are first convertible). The accounting for the beneficial conversion feature requires the use of an unadjusted quoted market price (i.e. no valuation discounts allowed) as the fair value used in order to determine the intrinsic value dividend. Additionally, preferred dividends of a subsidiary are included in minority interest as a charge against income.

Prior to applying the accounting described above in its previously issued financial statements, the Company had not recognized an intrinsic value dividend on the HeartScan preferred stock which was issued in June 1996. The discounted conversion features of this preferred stock into Imatron common stock (the immediate conversion at $5.00 per share and the conversion in two years from the date of the preferred stock issuance at a 27% discount) was provided to the preferred shareholders, in essence to provide them with an exit strategy in the absence of a HeartScan IPO (see Notes 1 and 7). Thus, the Company did not believe a discount should be recognized on a contingently issuable security. Furthermore, at the time of agreeing to the terms of the transaction the $5 per share immediate conversion price was above the market price of the Company's common stock but at the time the HeartScan preferred stock was actually issued, the market price had increased to $5.75 and thereafter, it dropped below $5 again. Accordingly, the Company did not believe that any calculation of the discount should include the impact of this short-term market fluctuation.

In December 1997, the staff of the SEC gave a speech further refining its March 1997 announcement. Based on discussions with the staff of the SEC in April 1998, the staff concluded that the Company should retroactively apply its announcement because it should be applied to contingently issuable securities and, as discussed in the December speech, the portion attributable to the discount that could have been obtained immediately on conversion (even though the shares had not been registered yet) should be recognized on the day the preferred shares were issued. The balance of the discount based on a market value of $5.75 per common share is being recognized over two years from the date of issuance.

The consolidated financial statements as of and for the year ended December 31, 1996 have been restated to give effect to the accounting treatment described above. The restatement resulted in (1) a reclassification in the consolidated balance sheet of $5,890,000 reducing minority interests and increasing additional paid-in capital (equity) and (2) the recognition of a minority interest charge of $3,272,000 (including $2,400,000 as of the date of the preferred shares were issued) in the consolidated statement of operations increasing the Company's net loss from $10,465,000 to $13,737,000. The remaining discount of $2,618,000 will be charged to minority interests through June 30, 1998.

The restatement of the previously issued 1996 consolidated financial statements, in order to apply the accounting described herein for the intrinsic value of the beneficial conversion features, does not affect the cash flows of the Company. The minority interest is recognized as an increase in minority interest in the balance sheet. If the preferred shareholders elect to convert their shares to Imatron common stock, the minority interest will then convert to Imatron equity.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only 2 digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept 4 digit entries to distinguish 21st century dates from the 20th century dates. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. As a result, in less than two years, computer systems/and or software used by many companies may need to be upgraded to comply with such Year 2000 requirements.

The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its internal systems, for the Year 2000 compliance. The total cost of compliance and its effect on the Company's future results of operations is being determined as part of the detailed conversion process.The Company is currently seeking to ensure that the software and operating systems included in its Ultrafast CT scanner is Year 2000 compliant. Failure (or perceived failure) of such product to be Year 2000 compliant could adversely affect sales of the Company. Additionally, year 2000 issues could cause a significant number of companies, including current company customers, to reevaluate their current system needs and as a result consider deferring purchase of Ultrafast CT scanner. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.


                                  IMATRON INC.
                           Consolidated Balance Sheets
                             (Amounts in Thousands)

                                                                                                                December 31,
                                                                                                        ---------------------------
ASSETS                                                                                                    1997               1996
                                                                                                        --------           --------
                                                                                                                          (restated)
Current assets
    Cash and cash equivalents                                                                           $ 14,425           $ 10,862
    Short-term investments                                                                                   180             14,171
    Accounts receivable (net of allowance for doubtful accounts of $2,758 and $1,110 at December 31, 1997 and 1996:
          Trade accounts receivable                                                                        8,215              2,940
          Accounts receivable from affiliate                                                               1,438              2,660
    Inventories                                                                                           12,926             10,393
    Prepaid expenses                                                                                         461              1,659
                                                                                                        --------           --------
Total current assets                                                                                      37,645             42,685

Property and equipment, net                                                                               10,359             10,102
Other assets                                                                                               1,219                405
                                                                                                        --------           --------

Total assets                                                                                            $ 49,223           $ 53,192
                                                                                                        ========           ========

LIABLITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                                                                                       2,962              2,461
    Other accrued liabilities                                                                              7,055              5,994
    Capital lease  obligations - due within one year                                                       1,578              1,188
                                                                                                        --------           --------

Total current liabilities                                                                                 11,595              9,643

Deferred income on sale leaseback transactions                                                             1,376              1,419
Deferred income on service contract                                                                          420               --
Capital lease obligations                                                                                  4,507              4,604
                                                                                                        --------           --------
Total liabilities                                                                                         17,898             15,666
                                                                                                        --------           --------
Commitments and contingencies - Note 6

Minority interest - Notes 1, 7 and 12                                                                     14,255             12,323
                                                                                                        --------           --------
Shareholders' equity
    Common stock, no par value; authorized-150,000 shares; issued and
    outstanding 78,815 in 1997 and 77,919 shares in 1996                                                  90,728             89,223
    Deferred compensation                                                                                   (232)              (116)
    Additional paid-in capital                                                                             9,290              7,390
    Accumulated deficit                                                                                  (82,716)           (71,294)
                                                                                                        --------           --------

Total shareholders' equity                                                                                17,070             25,203
                                                                                                        --------           --------

Total liabilities and shareholders' equity                                                              $ 49,223           $ 53,192
                                                                                                        ========           ========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                                         27


                                                        IMATRON INC.
                                            Consolidated Statements of Operations
                                      (Amounts in thousands, except per share amounts)


                                                                       Years ended December 31,
                                                                   ---------------------------------
                                                                      1997        1996        1995
                                                                   ---------   ---------   ---------
                                                                               (Restated)
   Product sales                                                    $ 26,441    $ 14,236    $ 13,254
   Product sale-leaseback arrangements                                   927       1,774       1,820
   Service                                                             4,513       3,465       5,529
   Development contracts                                               5,000       5,000       5,637
   Clinics                                                             2,542       1,293         460
                                                                    --------    --------    --------
            Total revenue                                             39,423      25,768      26,700
                                                                    --------    --------    --------

Cost of revenues
   Product sales                                                      18,820      12,617      11,533
   Product sale-leaseback arrangements                                   927       1,774       1,820
   Service                                                             3,898       3,158       3,952
   Development contracts                                               5,000       5,000       4,978
   Clinics                                                             3,234       2,238       1,350
                                                                    --------    --------    --------
Total cost of revenues                                                31,879      24,787      23,633
                                                                    --------    --------    --------
Gross profit                                                           7,544         981       3,067

Operating expenses
   Research and development                                            4,713       3,318       3,430
   Marketing and sales                                                 6,821       4,676       3,137
   General and administrative                                          6,154       5,396       2,658
                                                                    --------    --------    --------
         Total operating expenses                                     17,688      13,390       9,225
                                                                    --------    --------    --------
Operating loss                                                       (10,144)    (12,409)    (6,158)

Interest and other income                                              1,044       2,508       4,021
Interest expense                                                        (578)       (564)      (312)

                                                                    --------    --------    --------
Loss before provision for income taxes                                (9,678)    (10,465)    (2,449)

Provision for income taxes                                              --          --          --
                                                                    --------    --------    --------
Loss before minority interest expense                                 (9,678)    (10,465)    (2,449)

Non cash return to minority interest                                  (1,744)     (3,272)       --
                                                                    --------    --------    --------

Net loss                                                            $(11,422)   $(13,737)  $ (2,449)
                                                                    ========    ========    ========

Basic and diluted net loss per common share                         $  (0.15)   $  (0.18)  $  (0.04)
                                                                    ========    ========    ========

Number of shares used in basic and diluted per share calculations     78,461      74,406      57,598
                                                                    ========    ========    ========


                      The accompanying notes are an integral part of these consolidated financial statements.

                                                                   28

                                                            IMATRON INC.
                                           Consolidated Statements of Shareholders' Equity
                                                       (Amounts in thousands)
                                             Preferred Stock         Common Stock
                                          --------------------    -------------------   Deferred   Additional   Accum-
                                                                                        Compen-     Paid-in-    lated
                                           Shares      Amount      Shares     Amount    sation      Capital     deficit     Total
                                          --------    --------    --------   --------   --------    --------   --------    --------
Balances at December 31, 1994               (1,308)   $  2,602      53,631   $ 57,876       --      $  1,500   $(55,108)   $  6,870
Preferred stock converted to
   common stock                              1,308      (2,602)      6,539      2,602       --          --         --          --
Common stock and warrants
   sold in a private
   placement, net of offering                 --          --         6,459      9,882       --          --         --         9,882
   costs
Exercise of employee stock
   options                                    --          --         1,656      1,147       --          --         --         1,147
Warrants exercised                            --          --           550        775       --          --          775
Net Loss                                      --          --          --         --         --          --       (2,449)     (2,449)
                                          --------    --------    --------   --------   --------    --------   --------    --------
Balances at December 31, 1995                 --          --        68,835     72,282       --         1,500    (57,557)     16,225

Common stock and warrants
   sold in a private
   placement, net of offering                 --          --         4,559     11,348       --          --         --        11,348
   costs
Common stock issued for
   employee stock purchase
   plans, stock bonus, and
   exercise of employee stock
   options                                    --          --         1,188      1,194       --          --         --         1,194
Common stock issued for
   services                                   --          --           115        269       --          --         --           269
Deferred compensation from
   issuance of stock options
   by consolidated subsidiary                 --          --          --         --         (143)       --         --          (143)
Amortization of deferred
   compensation                               --          --          --         --           27        --         --            27
Warrants exercised                            --          --         3,222      4,130       --          --         --         4,130
Issuance of subsidiary's
   convertible Series A
   preferred stock                            --          --          --         --         --         5,890       --         5,890
Net loss                                      --          --          --         --         --          --      (13,737)    (13,737)
                                          --------    --------    --------   --------   --------    --------   --------    --------
Balances at December 31, 1996                 --          --        77,919     89,223       (116)      7,390    (71,294)     25,203
(restated)
Common stock issued for
   employee stock purchase
   plans, stock bonus, and
   exercise of employee stock
   options                                    --          --           596        899       --          --         --           899
Common stock issued for
   services                                   --          --            16         42       --          --         --            42
Deferred compensation from
   issuance of stock options
   by consolidated subsidiary                 --          --          --         --         (186)       --         --          (186)
Amortization of deferred
   compensation                               --          --          --         --           70        --         --            70
Warrants exercised                            --          --           284        564       --          --         --           564
Warrants issued for services                  --          --          --        1,000       --         1,000
Non-cash expense related to
   warrants issued for                        --          --          --         --         --           750       --           750
   services
Non-cash compensation expense
   related to the extension
   of the stock option
   exercise period                            --          --          --         --         --           150       --           150
Net loss                                      --          --          --         --         --          --      (11,422)    (11,422)
                                          ========    ========    ========   ========   ========    ========   ========    ========
Balances at December 31, 1997                 --          --        78,815   $ 90,728   $   (232)   $  9,290   $(82,716)   $ 17,070
                                          ========    ========    ========   ========   ========    ========   ========    ========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                                               29

                                                            IMATRON INC.
                                                Consolidated Statements of Cash Flows
                                                       (Amounts in thousands)
                                                       Years Ended December 31
                                                                                          1997             1996            1995
                                                                                        ----------      ----------      -----------
                                                                                                         (restated)
Cash flows from operating activities:
       Net loss                                                                            $(11,422)       $(13,737)       $ (2,449)
       Adjustments to reconcile net loss to net cash used in
          operating activities:
       Depreciation and amortization                                                          2,318           1,374           1,709
       Other income                                                                            --              --            (4,000)
       Amortization of deferred compensation                                                     70              27            --
       Non cash return to minority interest                                                   1,744           3,272            --
       Non cash compensation expense for extension of stock option                              150            --              --
       exercise period
       Warrant issued for services                                                              750            --              --
       Common stock issued for services                                                          42             269            --
       Provision for bad debt                                                                 1,648             939              11
   Changes in operating assets and liabilities:
       Accounts and notes receivable                                                         (5,701)           (249)          1,205
       Inventories                                                                           (2,533)         (1,456)           (701)
       Prepaid expenses                                                                       1,198          (1,096)             53
       Other assets                                                                            (994)            140             (26)
       Accounts payable                                                                         501            (324)         (1,457)
       Other accrued liabilities                                                              1,061             387             538
       Deferred income                                                                          377             152           1,267
                                                                                           --------        --------        --------

Net cash used in operating activities:                                                      (10,791)        (10,302)         (3,850)
                                                                                           --------        --------        --------
Cash flows from investing activities
   Capital expenditures                                                                      (1,075)         (2,489)         (1,132)
   Purchases of available-for-sale securities                                               (23,550)        (38,891)           --
   Purchases of held-to-maturity securities                                                    --              --            (1,000)
   Maturities of available-for-sale securities                                               37,721          24,720            --
   Maturities of held-to-maturity securities                                                   --             1,000            --
                                                                                           --------        --------        --------

Net cash provided by (used in) investing activities:                                         13,096         (15,660)         (2,132)
                                                                                           --------        --------        --------
Cash flows from financing activities:
   Payments of obligations under capital leases                                              (1,207)           (923)           (247)
   Payment of notes payable                                                                    --              (992)           --
   Proceeds from issuance of warrant                                                          1,000            --              --
   Proceeds from issuance of common stock                                                     1,463          16,672          11,804
   Proceeds from issuance of stock of consolidated subsidiary                                     2          14,798            --
                                                                                           --------        --------        --------

Net cash provided by financing activities                                                     1,258          29,555          11,557
                                                                                           --------        --------        --------

Net increase  in cash and cash equivalents                                                    3,563           3,593           5,575

Cash and cash equivalents, at beginning of year                                              10,862           7,269           1,694
                                                                                           ========        ========        ========
Cash and cash equivalents, at end of year                                                  $ 14,425        $ 10,862        $  7,269
                                                                                           ========        ========        ========

Supplemental Disclosure of Noncash Investing and Financing Activities:
   Deferred compensation from common stock option grant of
     consolidated subsidiary                                                               $    186        $    143        $   --
                                                                                           ========        ========        ========
   Cash paid for interest on capital lease obligations                                     $    521        $    582        $    386
                                                                                           ========        ========        ========
   Preferred stock converted to common stock                                               $   --          $   --          $  2,602
                                                                                           ========        ========        ========
   Equipment acquired under capital leases                                                 $  1,500        $  2,715        $  4,247
                                                                                           ========        ========        ========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                                            30

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY
Imatron Inc., a New Jersey corporation incorporated in 1983, is a technology-based company principally engaged in the business of designing, manufacturing, and marketing a high performance computed tomography scanner. The scanner is used in large and mid-sized hospitals and free standing imaging clinics. The Company provides service, parts, and maintenance to hospitals and clinics that operate its scanners, as well as medical equipment manufactured by other companies. In addition, the Company operates coronary artery scanning test facilities through its consolidated subsidiary HeartScan Imaging, Inc. ("HeartScan"), in the United States.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Imatron Inc. and its subsidiary HeartScan Imaging, Inc. (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

HeartScan was incorporated in Delaware in 1994. In October 1995, HeartScan issued to Imatron, the Series A and Series B Preferred Stocks in exchange for the issued and outstanding shares of HeartScan Common Stock held by Imatron and the $8,000,000 advances to HeartScan by Imatron.

On June 26, 1996, Imatron sold 100,000 shares of HeartScan Series A preferred stock to unaffiliated third parties. The sale reduced the Company's controlling interest in HeartScan to 48.3%. Due to certain equity exchange provisions provided to these HeartScan Series A preferred shareholders (see notes 7 and 12), HeartScan's results of operations have been fully consolidated in the accompanying consolidated financial statements. Future HeartScan operating losses will not be attributed to the preferred shareholders until the preferred stock exchange provisions are extinguished. Additionally, the net proceeds realized from the HeartScan preferred stock offering are classified as minority interest in the Company's consolidated balance sheet.

The Company's results of operations attributed to HeartScan operations include revenues of $2,542,000, $1,293,000, and $460,000, and net losses of $8,172,000,
$7,845,000  and   $2,232,000   for  the  fiscal  years  1997,   1996  and  1995,
respectively. The net losses include non-cash minority interest expense of $1,744,000 and $3,272,000 recorded in both 1997 and 1996, respectively, as a result of the accounting treatment relative to its convertible Series A Preferred Stock having "beneficial conversion features".

As of December 31, 1997, Imatron's controlling interest in HeartScan is 49.3% (see Note 7). Imatron's interest in HeartScan is comprised of its ownership of 100,000 shares of HeartScan Series B Preferred Shares on an as converted basis.

The HeartScan Series A and B Preferred Stock have the right to vote with the HeartScan common stock holders on all HeartScan matters with a number of votes equal to the number of shares of common stock into which the Preferred Stock is convertible. The terms of the preferred stock provide certain additional rights to the holders, including participation and approval of any future HeartScan equity financing and approval of transactions with affiliates.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which will be effective for financial statements for periods beginning after December 15, 1997, and establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will make the required reporting of comprehensive income in its consolidated financial statements for the first quarter ending March 31, 1998.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of a Business Enterprise" (SFAS 131) which will be effective for financial statements beginning after December 15, 1997, and establishes standards for disclosures about segments of an enterprise. In its consolidated financial statements for the year December 31, 1998, the Company will make the required disclosures.

LONG-LIVED ASSETS
The Company accounts for long-lived assets under, SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

CASH EQUIVALENTS
Cash equivalents consist of liquid instruments purchased with a maturity date of three months or less and money market funds.

FINANCIAL INSTRUMENTS
In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified all 1997 and 1996 purchases of investments as available-for-sale. Available-for-sale securities are carried at amounts which approximate fair value, with unrealized gains and losses reported in a separate component of shareholders' equity if material. Fair values of investments are based on quoted market prices. Short-term investments at December 31, 1997 consist of certificates of deposit.

As of December 31, 1995, the company classified certain investments as held-for-maturity. All held-to-maturity investments matured during 1996. Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Realized   gains   and   losses,   and   declines   in   value   judged   to  be
other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

The carrying amounts reported in the balance sheet for receivables, accounts payable, accrued liabilities and capital lease obligations approximate fair value due to their short-term maturities.

CONCENTRATIONS OF RISK
The Company's primary customers operate in the healthcare industry. The healthcare industry is highly regulated. Both existing and future governmental regulations could adversely impact the market for the Company's Ultrafast CT scanner and the Company's business. The Company's operations are also subject to regulation by other federal, state, and local governmental entities empowered to enforce pertinent statutes and regulations, such as those enforced by the Occupational Safety and Health Agency and the Environmental Protection Agency.

The Company sells its products primarily through Siemens in the United States, Europe, Canada, and India; Imatron Japan, Inc. in Japan, as well as other distributors in the Pacific rim. The Company generally requires cash deposits or irrevocable letters of credit for scanners ordered and maintains allowances for potential credit losses. There have been no losses arising from the sale of scanners. Spare parts are sold on terms to distributors and end-users. Some receivables relating to such sales are taking a longer time to collect due to economic and currency uncertainties in Asia. The Company has provided for bad debts related to spare part sales.

The Company invests its excess cash in short-term instruments with at least an A1/P1 credit rating. These funds have virtually no principal risk and have a variable interest rate. The Company has not experienced any principal losses on its investments.

The Company's revenues are principally derived from the Ultrafast CT scanner. Many of the components and sub-assemblies used in the scanner have been developed and designed by Imatron to its custom specifications and are obtainable from limited or single sources of supply. In view of the customized nature of many of these components and sub-assemblies, there may be extended delays between their order and delivery. Delays in such delivery could adversely affect Imatron's present and future production schedules. The Company has made and continues to make inventory investments to acquire long lead time components and sub-assemblies to minimize the impact of such delays. In recent years, the Company has developed alternative sources for many of its scanner subcomponents and continues its programs to qualify vendors for the remaining critical parts.

INVENTORIES
Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market. Provisions are made in each period for the estimated effects of excess and obsolete inventories. The company policy is to reserve 100% on obsolete inventories, defined as parts which are no longer used in production, upgrades and repairs. The reserves are periodically reviewed and verified by the Company's manufacturing department.

Parts that are not defined as obsolete are classified into different subsections. The reserve percentages for each subsection represent the total value of parts in each subsection that have the potential to be obsolete in the next 12 months. The parts are identified by the Company's manufacturing and customer service personnel, since they have the most knowledge and expertise on the status of each part and how they can be best utilized to satisfy the Company's manufacturing and customer service requirements.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and are depreciated on a straight-line method over their estimated useful lives (3-5 years). Equipment under capital leases, except for scanner equipment and leasehold improvements, are amortized on a straight-line method over the lesser of their estimated useful lives or the remaining term of the related leases.

Scanner equipment under capital lease is amortized over the term of the lease (five years), using the units-of-production method (number of scans) based on the estimated usage of the equipment. Upon purchase of the scanner, the Company produces a projection of its anticipated scans for a particular scanner at a particular location. The average projected scans for all centers by year is as follows:

   Year                                                     Budgeted Scans

   1                                                             2,530
   2                                                             6,160
   3                                                             7,216
   4                                                             7,920
   5                                                             7,920
                                                             ----------
                                                                31,746
                                                             ==========

Consistent with the schedule above, depreciation is recorded at the higher of actual or budgeted scans so that the scanner is fully depreciated at the end of five years.

RESTRICTED CASH
In connection with a sales agreement in 1994, the Company issued letters of credit to a purchaser related to performance bond requirements. The letters of credit were guaranteed by certificates of deposit totaling approximately $160,000 and $155,000 at December 31, 1996, and 1995, respectively. These restricted cash amounts were classified as non-current assets (included in other assets). As of December 31, 1997, the related letters of credit have expired and the underlying certificates of deposit amounting to $180,000 has been classified under short term investments.

JOINT VENTURE COMPANY
In 1994, the Company formed a joint venture, Imatron Japan, Inc. ("Joint Venture") with two unrelated parties. Imatron holds a 24% interest in the Joint Venture, which is carried at no value in the accompanying consolidated balance sheets. The Company expensed the $20,000 investment upon payment. Had the Company accounted for its investment under Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, there would not be a material impact on the Company's consolidated financial statements as the Joint Venture has a cumulative loss since the time of the Company's initial investment. No significant profits are anticipated in the future. The Joint Venture agreement between Imatron and Imatron Japan, Inc. does not require additional funding by Imatron. Imatron is prepared to abandon its interest in the Joint Venture, which is being funded by the other Joint Venture partners.

The Company recognized revenues of $4,648,000, $8,726,000, and $9,213,000 in 1997, 1996, and 1995, respectively, from sales to the Joint Venture and has $1,438,000, $2,660,000, and $2,957,000 in accounts receivable from the Joint Venture at December 31, 1997, 1996, and 1995, respectively. All scanner sales to Imatron Japan, Inc. are sold under irrevocable letters of credit without a right of return.

STOCK-BASED COMPENSATION
The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and has elected to continue to account for stock-based compensation using methods prescribed in Accounting Principles Board Opinion
("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

INCOME TAXES
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates expected to apply in the periods in which the differences are expected to affect taxable income.

RECLASSIFICATIONS
Certain amounts in the accompanying 1996 combined financial statements have been reclassified or restated in order to conform to the 1997 presentation.


REVENUE RECOGNITION
Revenues related to product sales are recognized upon shipment to the customer or to a customer designated location, at which time title and risk of ownership passes. The Company accrues for estimated installation and warranty costs at the time of sale. Revenues related to service are recognized ratably over the relevant contractual period or as the service is performed. Service revenue billed but unearned is included on the consolidated balance sheets as other accrued liabilities. Revenues related to development contracts are recognized ratably over the contract as discussed in Note 5. Revenues from clinics are recognized when services are performed for the clinic customer.

SALE LEASEBACK ARRANGEMENT
The Company sold one, two and two scanners to third-party leasing companies in 1997, 1996 and 1995, respectively. HeartScan, in turn, entered into leasing arrangements with these third-party leasing companies to obtain use of these scanners in its' clinics. The provisions of these leasing arrangements include monthly rental payments over a 5 year term with a guarantee of the payments by Imatron. The Company evaluated the criteria included in paragraph 7 of Statement of Financial Accounting Standard ("SFAS") No. 28, Accounting for Sales with Leaseback, and the Emerging Issues Task Force ("EITF") Issue No. 90-14, Unsecured Guarantee by Parent of Subsidiary's Lease Payments in Sale-Leaseback Transaction, and concluded that these transactions were normal leaseback's to be accounted for as sale-leaseback transactions. At their inception, the leasebacks satisfied the criteria in paragraph 7(d) of SFAS No. 13, Accounting for Leases, and as such HeartScan accounts for these leases as capital leases. Imatron recognized revenue equal to its scanner cost and has deferred the profit on its sales to the leasing companies. The Company is amortizing its deferred profit to product sales over the five year term of the HeartScan leases. Imatron amortized $501,000, $428,000 and $157,000 to product sales for these leases for the years ended December 31, 1997, 1996 and 1995, respectively.

RESEARCH AND DEVELOPMENT
Research and development expenditures are charged to operations as incurred.

NET LOSS PER SHARE
The Company adopted SFAS No. 128, "Earnings per Share", as of December 31, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share. Net loss per share (basic) is computed based on the weighted average number of common shares outstanding, and net loss per share (diluted) is computed based on the weighted average number of common shares and dilutive potential common shares outstanding during the period. Stock options and warrants have not been included in the computation as their effect would have been antidilutive. All prior period net loss per share data was restated by the Company upon the adoption of SFAS 128.





(In thousands, except per share amounts)             1997         1996        1995
                                                   --------    --------    --------
  Net loss                                         $(11,422)   $(13,737)   $ (2,449)
                                                   ========    ========    ========

 Denominator for basic loss per share - weighted
  average common shares                              78,461      74,406      57,598

 Dilutive stock options                                --          --           --
                                                   --------    --------    --------
 Denominator for diluted loss per share              78,461      74,406      57,598
                                                   ========    ========    ========
 Basic loss per share                                 (0.15       (0.18)      (0.04)
                                                   ========    ========    ========
 Diluted loss per share                               (0.15)      (0.18)      (0.04)
                                                   ========    ========    ========

Note 2 - FINANCIAL INSTRUMENTS

Investments as of December 31, were as follows (in thousands):

                                                   1997               1996
                                            ---------------   -----------------

 Money market mutual funds                     $      1,635       $       4,262
 U.S. government obligations                          1,999               8,077
 Certificate of deposit                                 180                  96
 Commercial paper                                    10,791              12,231
                                            ---------------   -----------------

 Total investments                                   14,605              24,666

 Less amounts classified as cash and                (14,425)            (10,495)
   cash equivalents                         ---------------   -----------------

 Short-term investments                        $        180        $     14,171
                                            ===============   =================


Note 3 - BALANCE SHEET DETAIL
              (in thousands)

                                                     December 31,
                                                 --------------------
                                                   1997          1996
                                                 -------      -------
Inventories consist of:                          (Amount in thousands)
Purchased parts and sub-assemblies               $  3,212    $  2,994
Service parts                                       1,398       1,142
Work-in-progress                                    3,611       2,574
Finished product                                    4,705       3,683
                                                 --------    --------

Inventories                                      $ 12,926    $ 10,393
                                                 ========    ========

Property and equipment, at cost, consist of:

Machinery and equipment                          $ 14,191    $ 11,964
Furniture and fixtures                              1,589       1,408
Leasehold improvements                              3,599       3,442
                                                 --------    --------
                                                   19,379      16,814

Less accumulated depreciation and amortization     (9,020)     (6,712)
                                                 --------    --------

     Net property and equipment                  $ 10,359    $ 10,102
                                                 ========    ========

Other accrued liabilities consist of:

Warranty and product upgrades                    $  2,322    $  1,867
Customer deposits                                   2,162       2,345
Employee compensation                                 795         758
Deferred service revenues                             662         225
Other                                               1,114         799
                                                 --------    --------

Other accrued liabilities                        $  7,055    $  5,994
                                                 ========    ========
Note 4 - LINE OF CREDIT

As of December 31, 1997, the Company has $5,000,000 available under a line of credit. Interest under the line of credit is computed based on the average daily loan balance at a rate equal to prime plus 0.25%. No amounts were outstanding as of December 31, 1997 and 1996. The Company must comply with certain financial ratios and profitability. The Company is in compliance with all financial convenants at December 31, 1997.

Note 5 - COLLABORATION AGREEMENTS

SIEMENS CORPORATION
In March 1995, the Company and Siemens Corporation "Siemens" entered into a Memorandum of Understanding. Under the terms of the Memorandum, Siemens agreed to provide a maximum $15.0 million to the Company's C-150 Evolution Ultrafast CT scanner research and development program over a three year period in order to improve and enhance the scanner. No milestones or other performance related results are tied to the payment of funds by Siemens. Imatron funds a portion equal to a minimum of fifty percent of Siemens' contribution or $2,500,000 annually for three years, for the sole purpose of conducting the collaborative agreement. The Company is not obligated to return the amount funded by Siemens. However, Siemens has the right to terminate the collaborative research upon three months written notice in the event objectives agreed upon by both parties are not achieving reasonable progress. The results of the collaborative research are jointly owned by the parties and cross-licensed. In connection with this agreement, Siemens retains exclusive distribution rights through March 31, 1998, in certain geographical regions for sales of the C-150/Evolution scanner. The Company is recognizing revenue ratably over the three year period as its commitment to perform research and development under the agreement is being incurred ratably over the same period. The Company has recognized $5,000,000, $5,000,000 and $3,884,000 of revenue under the collaborative development agreement in 1997, 1996, and 1995, respectively. The revenues recognized relate to non-refundable payments intended to compensate the Company for its research and development efforts. Under the now expired product development agreement with Siemens, the Company recognized $1,753,000 in revenue in 1995.

In conjunction with the Memorandum of Understanding, Imatron transfererd the ownership of five Imatron EBT patents to Siemens and canceled the minimum purchase provision of the previous distribution agreement in satisfaction of Imatron's $4.0 million notes payable to Siemens. Siemens agreed to exchange the Company's $4.0 million notes payable subsequent to an arms-length negotiation between the two parties. These patents were not part of the technology developed under the Collaborative Research Agreement between Siemens and Imatron. The gain which was calculated as the difference between the patents' book value of $0 and the net carrying amount of the extinguished debt of $4,000,000, was recognized as income in 1995.

In April 1997, Imatron and Siemens entered into a service support agreement, whereby the Company will provide customer services for C-150 scanners sold by Siemens. For an agreed-upon amount, Imatron will provide all pre-installation site planning, installation and application support, as well as warranty and post-warranty services as a subcontractor to Siemens. Revenues for warranty services are recognized over the life of the contracts, while other service revenues are recognized upon completion of work.

Effective April 1, 1998, Imatron's obligations and Siemens funding under the MOU will terminate. Siemens will also surrender its exclusive distribution rights and Imatron will assume worldwide distribution for its C-150 scanners.

TERARECON INC.
On July 22, 1997, the Company and TeraRecon Inc., a technology company that produces high speed image processing devices for medical imaging systems, entered into a development agreement whereby TeraRecon will provide Imatron with a real-time image reconstruction system for use in conjunction with Imatron's Ultrafast CT scanner. Upon completion and when delivered, the RTR-2000 system will be exclusive to Imatron's Ultrafast CT scanner and will expand its current applications to include new three-dimensional, CT flurography or real-time viewing of computerized tomography (CT) images. It is an accessory to the base scanner which certain customers may find useful. It will not render any existing equipment obsolete.

In consideration for the successful development and delivery of RTR-2000 systems, the Company has agreed to issue an aggregate of 6,000,000 warrants to purchase the Company's Common Stock at $4.50 per share. The warrants will be issued in installments based on TeraRecon achieving certain milestones in connection with the development of image reconstruction systems. In addition, TeraRecon has agreed to pay the Company an aggregate of $2,000,000 for 4,000,000 of the 6,000,000 warrants and to make royalty payments to Imatron equal to 3% of net sales of certain RTR-2000 systems sold to third parties.

On October 21, 1997, the Company issued a total of 3,000,000 warrants to TeraRecon upon the successful delivery of 4 Prototype I units. Pursuant to the development agreement, TeraRecon paid the Company $1,000,000 for the warrant to purchase 2,000,000 shares of the Company's common stock at $4.50 per share.

As Imatron did not receive a license in the TeraRecon technology nor is there any future alternative uses to the prototypes purchased by Imatron, in accordance with SFAS No. 2, Accounting for Research and Development Costs, a $750,000 charge to research and development expense was recognized upon TeraRecon meeting the agreed-upon milestones. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's recorded research and development expense was based on the fair market value of the warrants at the time of issuance using an option pricing model.

Note 6 - COMMITMENTS, CONTINGENCIES, AND OTHER

OPERATING LEASES

The Company leases its present facilities under various operating leases expiring between July 1998, and December 2005. Future minimum rental payments under the leases as of December 31, 1997, are as follows (in thousands):

     1998                                      $       1,147
     1999                                              1,076
     2000                                              1,043
     2001                                                938
     2002                                                102
     Thereafter                                          215
                                             ================
     Total                                     $       4,521
                                             ================

Rent expense for all leases totaled $1,211,000, $1,080,000, and $921,000 in 1997, 1996, and 1995, respectively.


CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under non-cancelable lease agreements. In addition, HeartScan leases five scanners for its clinics, payments of which are guaranteed by Imatron. The equipment leased by Imatron and HeartScan are accounted for as Capital Leases. As of December 31, 1997, equipment under the capital lease arrangements and included in property and equipment aggregated $8,462,000. Accumulated amortization related to this equipment totaled $1,846,986 as of December 31, 1997. Amortization expense is included in depreciation and amortization.

Future minimum lease payments under capital lease obligations at December 31, 1997, are as follows (in thousands):

    1998                                       $       2,075
    1999                                               2,124
    2000                                               1,842
    2001                                                 796
    2002                                                 365
                                            ----------------
    Total minimum payments                             7,202

    Less amounts representing interest               (1,117)
                                            ----------------
    Total principal                                    6,085

    Less portion due within one year                 (1,578)
                                            ================
    Long-term portion                          $       4,507
                                            ================

Remaining deferred income on sale-leaseback transactions amounted to $1,992,000, $1,920,000, and $1,586,000 at December 31, 1997, 1996, and 1995, respectively.

Interest paid on long-term obligations including capital lease obligations was $521,000, $582,000, and $386,000 in 1997, 1996, and 1995, respectively.

LICENSE AGREEMENTS

In February 1981, the Company was granted the exclusive use for five years and nonexclusive use thereafter of certain technology and a patent pending owned by the University of California ("UC") under the terms of license and sublicense agreements between UC and Emersub Incorporated ("Emersub"), a wholly owned subsidiary of Emerson Radio Corp., and Emersub and Imatron Associates (the predecessor to the Company), respectively. In June 1986, the license and sublicense agreements were amended to extend the Company's exclusive use of the technology through the remaining life of the patent #4,352,021, "X-ray Transmission Scanning System and Method and Electron Beam X-ray Scan Tube for Use Therewith" in exchange for modified annual royalty payments to Emersub equal to 2.125% of net sales of the C-150 Ultrafast scanner. The Company is obligated to make annual royalty payments through January 7, 2000. Charges to operations for 1997, 1996, and 1995 were $179,350, $91,470, and $91,470, respectively.

Pursuant  to  the  Memorandum  of  Understanding   with  Siemens,   the  Company
transferred five patents to Siemens, two of which cover features of the Company's C-150 scanner, in complete consideration of the cancellation by Siemens of the $4 million term loan to the Company. As part of the agreement, Siemens granted to the Company a non-exclusive, irrevocable, perpetual license to the five patents. The license is subject to a royalty of $20,000 for each new C-150 unit (or other EBT unit produced by Imatron after April 1, 1995), commencing with the 21st C-150 (or other Imatron EBT) unit produced in any year and continuing thereafter for ten years after such first quarter in which such 21st unit is produced. To date, Imatron has not produced more than 20 scanners in any year and, therefore, no royalties have been due under this agreement.

Note 7 - CAPITAL STOCK

COMMON STOCK
In 1995, the Company closed a private placement of its common stock. The private placement realized proceeds of $9,882,000 (net of offering costs) through the sale of 1,200,000 units. A unit consists of five shares of Imatron Inc. Common Stock and one five-year warrant to purchase one share of Imatron Common Stock at $2.31 per share. In connection with the private placements, the Company issued an additional 91,819 units as a result of the adjustment on the stock price based on the 60-day average price as stated in the Common Stock purchase agreement. The adjusted price per unit was $8.25 or $1.65 per share of Common Stock.

In 1996, Imatron sold 4,500,000 shares of common stock and issued five-year warrants to purchase 2,000,000 shares of common stock at an average price of $3.45 per share, netting proceeds of $11,348,000. In addition, in 1996, the company issued an additional 59,093 shares of common stock as a result of the adjustment on the stock price based on the 60-day average price pertaining to the previous 1995 private placement. As of December 31, 1996, no further rights for adjustments remain for the common stock.

On July 7, 1997, the Company filed an amendment to its Certificate of Incorporation. The amendment, which was approved by the Board of Directors on April 30, 1997, and by the shareholders at the annual meeting on June 30, 1997, increases the number of authorized shares of the Company's Common Stock from 100 million shares to 150 million.

HEARTSCAN EQUITY TRANSACTIONS
The terms of the Preferred Shares include 1,000,000 authorized shares with par value of $.001. There are 200,000 issued and outstanding shares at December 31, 1997 for all series of preferred stock of which 100,000 designated as "Series A Preferred Stock" and 100,000 designated as "Series B Preferred Stock" are outstanding at December 31, 1997. The holders of outstanding shares of Series A and B Preferred Stock are entitled to receive dividends in preference to the payment of any dividends on common stock. Before any dividend may be paid on the common stock, a dividend in an amount equal to or greater than the dividend proposed to be paid on the common shares must be paid on the Series A and B Preferred Stock.

Each share of Series A and B Preferred Stock is entitled to ten votes and is convertible into ten shares of common stock. Series A Preferred Stock has a preference in liquidation over the common stock and other series of preferred stock in the amount of $160.00 per share plus all accumulated and unpaid dividends. Series B Preferred Stock has a preference in liquidation of $80.00 per share plus all accumulated and unpaid dividends, after payment has been made to the holders of the Series A Preferred Stock.

To date, no dividend has been distributed to the holders of preferred stock.

Imatron originally reported $554,000 (48.3%) of HeartScan losses in its third quarter of 1996 using the equity method of accounting. The remaining net loss of $594,000 was attributed to the preferred stock ownership interest in HeartScan in the third quarter of 1996. The result of the consolidation of results of the operations of HeartScan was to increase the Company's net loss by $4,573,000 for the year ended December 31, 1996. Of this amount, $594,000 of losses that were originally attributed to the preferred shareholders' ownership interest in the third quarter of 1996 have now been consolidated with the Company's 1996 losses. As of December 31, 1997, $8,172,000 of losses were attributed to HeartScan operations.

As of December 31, 1997, Imatron's controlling interest in HeartScan is 49.3%. Imatron's interest in HeartScan is comprised of its ownership of 100,000 shares of HeartScan Series B Preferred Shares on an as converted basis plus 41,155 common shares of two individuals from HeartScan who are also working for Imatron. The 50.7% held by investors outside of Imatron is calculated on the basis of 100,000 shares of HeartScan Series A Preferred Stock outstanding on an as converted basis plus the common shares of HeartScan's President as he is not an employee of Imatron. Imatron continues to control the operations of HeartScan and will continue to consolidate HeartScan unless it relinquishes its control over HeartScan's operations.

The HeartScan Series A Preferred Stock is held entirely by unaffiliated third parties and is classified in the accompanying consolidated balance sheets at December 31, 1997 and 1996, as minority interest. The HeartScan Series B Preferred Stock is held entirely by Imatron.

CONVERTIBLE PREFERRED STOCK OF HEARTSCAN

On June 26, 1996, Imatron completed a private placement offering whereby 100,000 shares of HeartScan Series A Preferred Stock were sold at $160 per share and realized net proceeds of $14,798,000. The preferred stock is convertible on a ten-to-one basis into HeartScan common shares at any time. Mandatory conversion of the preferred stock into common stock will occur upon the successful completion of a HeartScan initial public offering. The HeartScan Series A Preferred Stock may be exchanged at the sole option of the holder into Imatron common stock at an exchange price of $5.00 per share until the earlier of a) a two year period following closing of the Preferred Stock offering; or b) a HeartScan initial public offering. If there is no initial public offering within 24 months of the Preferred Stock closing, holders may convert the HeartScan Series A Preferred Stock into Imatron common stock at a conversion price equal to the greater of $1.50 per share or a 27% discount from the weighted average closing price of Imatron common stock for the 90 day period immediately preceding 24 months of the Preferred Stock closing (March 28, 1998 - June 25,
1998) and each date that is three months thereafter to, including the 48th month following the Preferred Stock closing. The quoted closing price of Imatron's common stock at the date of the closing of the HeartScan Series A Preferred Stock offering was $5.75 (See Note 12).

As of December 31, 1996, 30,002 warrants to purchase one share each of HeartScan Common Stock were issued in connection with the above-mentioned private placement. These warrants are exercisable at $16.00 per share and expire in June 2001.

WARRANTS



At December 31, 1997, outstanding warrants to purchase shares of the Company's common stock were as follows:
                                                                                                     Shares reserved for
                                                                                                    exercise of warrants
                                                                                                   ---------------------
Warrants,  expiring in 2000,  to purchase  shares of common  stock at $2.31 per share  issued
  under the October 1995 private placement                                                                       404,547
Warrants,  expiring in 2001,  to purchase  shares of common  stock at $1.71 per share  issued
  under the October 1995 private placement                                                                       192,400
Warrants,  expiring in 2001, to purchase  shares of common stock at $1.71 per share issued to
  Sitrick & Company in lieu of investor relation fees                                                            107,300
Warrants, expiring in 2002, to purchase shares of common stock at $2.74 per
    share issued to Sitrick & Company in lieu of investor relation fees                                           77,040
Warrants,  expiring in 1999,  to purchase  shares of common  stock at $3.25 per share  issued
  under the May 1996 private placement                                                                         1,200,000
Warrants,  expiring in 1999,  to purchase  shares of common  stock at $3.75 per share  issued
  under the May 1996 private placement                                                                           800,000
Warrants,  expiring in 2001,  to purchase  shares of common  stock at $6.20 per share  issued
  under the 1996 HeartScan private placement                                                                     182,903
Warrants,  expiring in 2002, to purchase shares of common stock at $2.63 per share issued for
  professional services rendered to the Company                                                                  200,000
Warrants,  expiring in 2001, to purchase  shares of common stock at $4.50 per share issued to
  TeraRecon under the July 1997 development agreement                                                          1,000,000
Warrants,  expiring in 2001, to purchase  shares of common stock at $4.50 per share issued to
  TeraRecon under the July 1997 development agreement                                                          2,000,000
                                                                                                   ---------------------

Total at December 31, 1997                                                                                    6,164,190
                                                                                                   =====================


In 1995, warrants were exercised to purchase a total of 550,000 shares of common stock at prices ranging from $1.00 to $1.50 per share.

In 1996, warrants were exercised to purchase a total of 3,222,000 shares of common stock at prices ranging from $0.40 to $2.31 per share.

In 1997, warrants were exercised to purchase a total of 284,400 shares of common stock at prices ranging from $1.71 to $2.31 per share

COMMON STOCK RESERVED

At December 31, 1997, the Company has reserved shares of common stock for future issuances as follows (in thousands):

   Stock option plans                                              4,792
   Stock options outside the plans                                 1,500
   Stock purchase plan                                               534
   Stock warrants                                                  6,164
   Stock bonus plans                                                 673
   Conversion of HeartScan Preferred A                            10,667
                                                             -----------
   Total                                                          24,330
                                                             ===========

Note 8 - STOCK BASED COMPENSATION

STOCK BONUS PLAN

In February 1987, the Company adopted the 1987 Stock Bonus Plan which was approved by the shareholders. The stock bonus plan was adopted to reward and to provide incentive to participants for services. The total number of common shares that may be granted is 1,200,000, with no more than 400,000 shares awarded in any fiscal year. The Company granted 97,655, 19,409, and 0 shares under the plan in 1997, 1996, and 1995, respectively. Accordingly, the Company recorded compensation expense amounting to $261,000, $69,000 and $0 in 1997, 1996 and 1995, respectively. As of December 31, 1997, 673,255 common shares are reserved for future grants.

EMPLOYEE STOCK PURCHASE PLAN

In March 1994, the Company adopted an employee stock purchase plan covering most employees. Under the plan, employees may contribute up to 10% of their compensation to purchase shares of the Company's common stock at the lesser of 85% of the stock's fair market value at the offering period or end of each three-month interim offering period. The maximum number of shares offered under the Plan is 1,800,000 shares of common stock. At December 31, 1997, 533,887 shares were reserved and available for future issuance under the plan. A total of 193,208, 228,222, and 334,975 shares were issued at an average price of $2.06, $1.44, and $0.75 per share in 1997, 1996, and 1995, respectively.

STOCK OPTION PLANS

At December 31, 1997, Imatron has two and HeartScan has one stock option plan, which are described below. The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plans.

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using an option pricing model with the following weighted-average assumptions:

                                           1997          1996           1995
                                       -----------    ----------    -----------

 Expected stock price volatility           80.2%         80.2%          80.2%
 Risk-free interest rate                   6.27%         6.25%          6.37%
 Expected life - years                     3.54          3.64           3.55
 Expected dividend yield                   0.00%         0.00%          0.00%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had the Company elected to recognize compensation expense based on the fair value of the options granted at grant dates as prescribed by SFAS 123, net loss and basic and diluted loss per share would have been increased to the pro forma amounts indicated in the table below (in thousands):

                                        1997             1996            1995
                                  ---------------   -------------   -----------

 Net loss - as reported                 ($11,422)       ($13,737)       ($2,449)
 Net loss - pro forma                   ($12,452)       ($14,156)       ($2,620)
 Basic and diluted net loss per share -
   as reported                            ($0.15)         ($0.18)        ($0.04)
 Basic and diluted net loss per share -
   pro forma                              ($0.16)         ($0.19)        ($0.05)

The weighted average fair value of options granted in 1997, 1996 and 1995 were $2.57, $2.63 and $1.24 per share, respectively. The weighted average remaining contractual life of all options at December 31, 1997, is 3.54 years.

The pro forma effect on net loss is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants prior to 1995, and the compensation expense that will be recognized in future years as the graded vesting periods become exercisable.

DIRECTOR STOCK OPTION PLAN

In June 1991, the Company adopted a non-employee Directors' Stock Option Plan for the directors of Imatron. The Directors Plan provides for the automatic grant of non-statutory options to non-employee directors. The Directors Plan covers 250,000 shares of the Company's common stock. In June 1993 an amendment to the non-employee Directors Plan was approved increasing the number of shares to 550,000.

All stock options under the Directors Plan are granted at 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest evenly over four years following the grant date and expire five years from the grant date.

EMPLOYEE STOCK OPTION PLAN

In March 1983, the Company adopted a stock option plan which provides for the granting of incentive stock options to employees and non-statutory stock options to non-employee directors, and certain consultants. The shareholders approved the plan, as amended, in March 1984. In 1993 the original plan ("1983 Plan") terminated and a new plan ("1993 Plan") was approved. The terms of the 1993 Plan are consistent with the terms of the 1983 Plan. During 1995, the shareholders approved an increase in the number of shares reserved for the 1993 Plan from 3,000,000 to 5,500,000.

All incentive stock options are granted at the common stock's fair market value at the grant date and non-statutory stock options are granted at not less than 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest evenly over four years following the grant date and expire five years from the grant date.



A summary of the activity under the Imatron stock option plans is as follows:

                                                    Outstanding Options
                                 --------------------------------------------------------
                                    Shares                      Exercise      Aggregate
                                 Available for   Number of     price per   exercise price
                                    Grant         shares         share       (thousands)
                                  ----------    ----------    -------------   ----------
Balances at December 31, 1994        368,892     4,592,759    $0.43 - $1.22   $    3,627

   Shares reserved - 1993 Plan     2,500,000          --               --             --
   1983 option plan termination      (83,950)         --      $0.51 - $0.56         (45)
   Options granted                  (413,800)      413,800    $        1.03          426
   Options exercised                    --      (1,320,377)   $0.51 - $1.22        (981)
   Options canceled                  301,125      (301,125)   $0.56 - $1.22        (288)
                                  ----------    ----------    -------------   ----------

 Balances at December 31, 1995     2,672,267     3,385,057    $0.43 - $1.22   $    2,739

   1983 option plan termination       (5,550)         --      $0.51 - $0.56          (3)
   Options granted                  (514,728)      514,728    $        2.06        1,060
   Options exercised                    --        (940,235)   $0.51 - $2.06        (795)
   Options canceled                  102,175      (102,175)   $0.56 - $1.22         (93)
                                  ----------    ----------    -------------   ----------

Balances at December 31, 1996      2,254,164     2,857,375    $0.43 - $2.06   $    2,908

   1983 option plan termination      (14,000)         --      $        0.56          (8)
   Options granted                (1,219,360)    1,219,360    $1.78 - $3.31        3,129
   Options exercised                    --        (305,576)   $0.48 - $2.63        (274)
   Options canceled                   83,273       (83,273)   $0.56 - $2.63        (171)
                                  ----------    ----------    -------------   ----------

Balances at December 31, 1997      1,104,077     3,687,886    $0.43 - $2.63   $    5,584
                                  ==========    ==========    =============   ==========



The following  table  summarizes  information  concerning  outstanding  and  exercisable  options as of December 31, 1997 (in thousands except per share amounts):

                                               Options Outstanding                     Options Exercisable
                               ----------------------------------------------       ---------------------------
                                                     Weighted
                                                      Average                         Weighted
                                                     Remaining                        Average
   Range of Exercise            Number of           Contractual   Weighted Average    Number of        Exercise
        Prices                   Shares                Life        Exercise Price      Shares            Price
------------------------       -----------         -----------     -----------      -----------        --------
$0.51 - $2.00                      2,228               1.43          $   0.79          1,727           $   0.79
$2.01 - $3.50                      1,385               3.92          $   2.51            452           $   2.51
$3.51 - $5.00                         75               4.26          $   4.66              6           $   3.99
                                   =====              =====             =====          =====              =====
                                   3,688               2.42          $   1.51          2,185           $   1.16
                                   =====              =====             =====          =====              =====


Options for 2,185,394, 1,588,533, and 1,406,997 shares of the Company's common stock were exercisable under the plans at December 31, 1997, 1996, and 1995 at an aggregate exercise price of $2,527,620, $1,460,599, and $1,146,916, respectively.

In October 1995, HeartScan approved the adoption of the HeartScan Imaging, Inc. 1995 Stock Option Plan ("HSI Stock Option Plan") which provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, nonemployee directors, and certain consultants. All incentive stock options are granted at the common stock's fair market value at the grant date, and nonstatutory stock options are granted at not less than 85% of the common stock's fair market value at the grant date. Options granted under the plan generally vest annually over four years following the grant date and have a maximum term of ten years.


A summary of the activity under the HSI Stock Option Plan is as follows:
                                    Shares                                                     Aggregate
                                available for         Number of shares        Aggregate      exercise price
                                     grant               outstanding      Price per share   (in thousands)
                                -------------           ------------       --------------    -------------
Balances at December 31, 1995         137,500             112,500            $     0.001             --


Options granted                       (75,000)             75,000                  0.10        $      8
Options exercised                        --               (72,656)                 0.001             --
                                     --------            --------               ---------        --------

Balances at December 31, 1996          62,500             114,844            $     0.07        $      8
                                     --------            --------               --------         --------

Shares reserved                       250,000                --                      --              --
Options granted                      (153,500)            153,500            $     0.25        $     38
Warrants issued                       (30,002)             30,002                 16.00             480
Options exercised                        --               (38,811)                 0.04              (2)
                                     --------            --------               --------         --------

Balances at December 31, 1997         128,998             259,535            $     2.02        $    524
                                     ========            ========               ========         ========

At December 31, 1996, options to purchase 18,750 shares of HeartScan common stock were exercisable at an aggregate exercise price of $1,875.

At December 31, 1997, there were 88,815 shares of HeartScan common stock exercisable at an aggregate exercise price of $489,813.

The difference between the exercise price and fair market value of HeartScan's common stock at the date of issue of the stock options totaling $329,000 has been recorded as deferred compensation and a component of stockholders' equity. Of this amount, $70,000 and $27,000 have been recognized as compensation expense in 1997 and 1996, respectively. The remaining $231,000 will be recognized as an expense as the shares vest over a period of up to four years. The value was established at $2.00 per share based on the fair value of Imatron stock at the time of issuance of the HeartScan options.



The following table summarizes  information  concerning  HeartScan's  outstanding and exercisable  options as of December 31,
1997 (in thousands except per share amounts):
                                                          Options Outstanding                      Options Exercisable
                                                  -------------------------------------     -----------------------------------
                                                     Weighted
                                                      Average                                   Weighted
                                                     Remaining                                  Average
   Range of Exercise            Number of           Contractual       Weighted Average          Number of
        Prices                   Shares                Life            Exercise Price           Shares          Exercise Price
------------------------     ----------------     ----------------    -----------------     ----------------   ---------------
$.001                              7,033               7.83            $    0.001                --                     --
$0.10 - $0.25                    222,500               9.17            $     0.20              58,813            $    0.17
$16.00                            30,002               7.83            $    16.00              30,002            $   16.00
                                 =======              =====               =======             =======               ======
                                 259,535               8.98            $     2.02              88,815            $    5.51
                                 =======              =====               =======             =======               ======

Note 9 - RETIREMENT SAVINGS PLAN

RETIREMENT SAVINGS PLAN

In 1987, the Company established a qualified retirement plan under the provisions of section 401(K) of the Internal Revenue Code, in which eligible employees may participate. Substantially all participants in this plan are able to defer compensation up to the annual maximum amount allowable under the Internal Revenue Service regulations. The Plan was amended in 1994 to provide for employer contributions equal to 50% of every dollar of employee contribution, with a maximum of 6% of employee wages. The Company contributed approximately $259,000, $212,000, and $169,000 in 1997, 1996, and 1995,
respectively.

Note 10 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, are as follows (in thousands):
                                                     1997                1996
                                                   -----------    --------------

Deferred tax assets:
 Net operating loss carryforwards                  $  26,890      $       24,489
 Federal credit carryforwards                            970                 842
 Expenses not currently deductible for tax purposes    6,478               3,446
 Deferred revenue previously taxed                       394                 614
 Other                                                   265                 150
                                                   -----------    --------------
    Deferred tax assets                               34,997              29,541

Valuation allowance                                  (32,081)           (28,838)
                                                   -----------    --------------

 Net deferred tax assets                               2,916                 703
                                                   -----------    --------------

Deferred tax liabilities:
 State income taxes                                      764                 479
 Other                                                 2,152                 224
                                                   -----------    --------------
    Deferred tax liabilities                           2,916                 703
                                                   -----------    --------------
Net deferred taxes                                    $    -           $      -
                                                   ============    =============

The net change in the valuation allowance was $3,243,000, $6,431,000, and $925,000 for 1997, 1996 and, 1995 respectively, principally resulting from net operating loss carry forwards.

The reconciliation of income tax attributable to continuing operations compared at the U.S. federal statutory rates to income tax expense is as follows:


                                            1997          1996          1995
                                          ----------    ----------    ---------
 Federal statutory rate                     (34%)         (34%)        (34%)
 Valuation allowance                         34%           34%          34%
                                         ==========    ==========     =========
 Effective tax rate                          0%            0%            0%
                                          ==========    ==========    =========

Due to the issuance of preferred stock which occurred June 26, 1996, utilization of the net operating loss and tax credit carryforwards for the Company and its subsidiary, HeartScan, will be subjected to separate return limitations.

At December 31, 1997, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $62,237,000 and $7,185,000, respectively. Additionally, the Company has research and development and alternative minimum tax credit carry forwards of approximately $970,000 at December 31, 1997. The net operating loss and the research and development tax credit carry forwards expire in various years from 1998 through 2012. In addition, HeartScan has net operating loss carryforwards for federal and state income purposes of approximately $13,315,000 and $6,177,000, respectively. The net operating loss carryforwards expire in various years from 2001 through 2012.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss and tax credit carry forwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

Note 11 - SEGMENT INFORMATION AND FOREIGN SALES

The Company operates in two industry segments. Imatron operates in one industry segment in which it designs, manufactures, services and markets a computed tomography scanner and HeartScan Imaging, Inc., which operates centers that perform the coronary artery scan procedures. Imatron's identifiable assets principally consist of cash and cash equivalents, receivables, inventories and net investments in HeartScan. The scanners used by HeartScan clinics represent the majority of HeartScan's identifiable assets. The intercompany eliminations include Imatron's net investments in HeartScan, intercompany profits and intercompany receivables. The following table summarizes the results of operations for the Company's two major business segments for each year ended December 31:





                                                                      Imatron          HeartScan     Eliminations    Consolidated
(In thousands)                                                    ---------------   --------------  -------------- ----------------
1997:
Sales to unaffiliated customers                                      $ 32,233          $  2,542          $   --            $ 34,775
Sales to affiliated customers                                           5,084              --                (436)            4,648
Total Revenue                                                          37,317             2,542              (436)           39,423
Operating  loss                                                        (3,915)           (6,229)             --             (10,144)
Identifiable assets                                                    37,376            13,859            (2,012)           49,223
Depreciation and amortization expense for
     the period                                                           665             1,653              --                2,318
Capital expenditures for the period                                     1,015                60              --                1,075

1996:
Sales to unaffiliated customers                                      $ 15,749          $  1,293          $   --            $ 17,042
Sales to affiliated customers                                           9,092              --                (366)            8,726
Total revenue                                                          24,841             1,293              (366)           25,768
Operating  loss                                                       (8,046)           (4,343)              (20)          (12,409)
Identifiable assets                                                    35,164            20,478            (2,450)           53,192
Depreciation and amortization expense for
  the period                                                              580               794              --               1,374
Capital expenditures for the period                                     1,138             1,351              --               2,489

1995:
Sales to unaffiliated customers                                      $ 17,027          $    460          $   --            $ 17,487
Sales to affiliated customers                                           9,346              --                (133)            9,213
Total revenue                                                          26,373               460              (133)           26,700
Operating loss                                                         (3,693)           (2,465)             --              (6,158)
Identifiable assets                                                    27,061             5,057            (1,242)           30,876
Depreciation and amortization expense for
  the period                                                            1,269               440              --               1,709
Capital expenditures for the period                                       588               544              --               1,132

Foreign based revenues relate to the sale of scanners by the Company. The sale of scanners to end-users outside the United States were $22,290,000, $10,398,000, and $11,300,000 in 1997, 1996, and 1995, respectively. The scanner sales price varies depending on the customer requirements. In particular, sales to Siemens, Imatron Japan, Inc. and third-party leasing companies have a lower gross margin than sales to third parties. The following table represents the scanner sales by significant geographic areas (in thousands):

                              1997                1996                 1995
                         ----------------    ----------------    ---------------

United States ( a )        $      2,803        $      2,747         $      1,821
Europe ( b )                      5,064               1,748                1,000
Japan   ( c )                     4,200               7,150                7,150
Asia Pacific ( d )               10,896               1,500                3,150
South Africa                      2,130            -                   -
                          ================    ================    ==============
Total scanner sales (e)  $     25,093        $     13,145            $    13,121
                          ================    ================    ==============


(a) Sales to third-party leasing companies under the sale-leaseback transactions amounted to $1,774,000 and $1,821,000 , 1996 and 1995, respectively. Sales to Siemens amounted to $1,603,000 in 1997.
(b) Sales to Siemens amounted to $4,137,000, $1,748,000 and $1,000,000 in 1997,
    1996 and 1995, respectively. Sales to third-party leasing companies under the sale-leaseback transactions amounted to $977,000 in 1997.
(c) Sales to an affiliated customer, Imatron Japan, Inc.
(d) Sales to customers in China, Malaysia, Singapore and Korea.
(e) All sales are denominated in US currency, therefore, there are no foreign currency risk.

A summary of identifiable assets of the HeartScan  segment (in thousands):

                                  1997              1996              1995
                            ----------------   -------------   --------------
Cash                         $     6,025         $   9,617       $        187
Trade receivables                    272               234                 41
Prepaid expenses                      63                63                 51
                            ----------------   -------------   --------------

Current assets                     6,360             9,914                279

Property and equipment, net        7,985             8,059              4,773

Other assets                           5             2,505                  5
                            ----------------   -------------  ---------------

Total assets                 $    14,350         $  20,478      $       5,057
                            ================   =============   ==============

Note 12 - RESTATEMENT

In March 1997, subsequent to the Company finalizing its 1996 consolidated financial statements, the Securities and Exchange Commission ("SEC") announced its position on accounting for the issuance of convertible preferred stock with a nondetachable conversion feature that is deemed "in the money" at the date of issue (a "beneficial conversion feature"). The beneficial conversion feature is initially recognized and measured by allocating a portion of the preferred stock proceeds equal to the intrinsic value of that feature to additional paid-in-capital. The intrinsic value is calculated at the date of issue as the difference of the conversion price and the quoted market price of the Company's common stock, into which the security is convertible, multiplied by the number of shares into which the security is convertible. The discount resulting from the allocation of proceeds to the beneficial conversion feature is treated as a dividend and is recognized as a return to the preferred shareholders over the minimum period in which the preferred shareholders can realize that return (i.e. from the date the securities are issued to the date they are first convertible). The accounting for the beneficial conversion feature requires the use of an unadjusted quoted market price (i.e. no valuation discounts allowed) as the fair value used in order to determine the intrinsic value dividend. Additionally, preferred dividends of a subsidiary are included in minority interest as a charge against income.

Prior to applying the accounting described above in its previously issued financial statements, the Company had not recognized an intrinsic value dividend on the HeartScan preferred stock which was issued in June 1996. The discounted conversion features of this preferred stock into Imatron common stock (the immediate conversion at $5.00 per share and the conversion in two years from the date of the preferred stock issuance at a 27% discount) was provided to the preferred shareholders, in essence to provide them with an exit strategy in the absence of a HeartScan IPO (see Notes 1 and 7). Thus, the Company did not believe a discount should be recognized on a contingently issuable security. Furthermore, at the time of agreeing to the terms of the transaction the $5 per share immediate conversion price was above the market price of the Company's common stock but at the time the HeartScan preferred stock was actually issued, the market price had increased to $5.75 and thereafter, it dropped below $5 again. Accordingly, the Company did not believe that any calculation of the discount should include the impact of this short-term market fluctuation.

In December 1997, the staff of the SEC gave a speech further refining its March 1997 announcement. Based on discussions with the staff of the SEC in April 1998, the staff concluded that the Company should retroactively apply its announcement because it should be applied to contingently issuable securities and, as discussed in the December speech, the portion attributable to the discount that could have been obtained immediately on conversion (even though the shares had not been registered yet) should be recognized on the day the preferred shares were issued. The balance of the discount based on a market value of $5.75 per common share is being recognized over two years from the date of issuance.

The consolidated financial statements as of and for the year ended December 31, 1996 have been restated to give effect to the accounting treatment described above. The restatement resulted in (1) a reclassification in the consolidated balance sheet of $5,890,000 reducing minority interests and increasing additional paid-in capital (equity) and (2) the recognition of a minority interest charge of $3,272,000 (including $2,400,000 as the date of the preferred shares were issued) in the consolidated statement of operations increasing the Company's net loss from $10,465,000 to $13,737,000. The remaining discount of $2,618,000 will be charged to minority interests through June 30, 1998.

The restatement of the previously issued 1996 consolidated financial statements, in order to apply the accounting described herein for the intrinsic value of the beneficial conversion features, does not affect the cash flows of the Company. The minority interest is recognized as an increase in minority interest in the balance sheet. If the preferred shareholders elect to convert their shares to Imatron common stock, the minority interest will then convert to Imatron equity.
                                       50

              Report of KPMG Peat Marwick LLP, Independent Auditors



The Board of Directors and Stockholders
Imatron Inc.:

We have audited the consolidated balance sheet of Imatron Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index at Item 14(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imatron Inc. and subsidiary as of December 31, 1997, and the results of its operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                           KPMG Peat Marwick LLP

San Francisco, California
April 6, 1998

                Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Imatron Inc.:

We have audited the consolidated balance sheet of Imatron Inc. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1996. Our audits also included the financial statement schedule listed in the index at Item 14(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Imatron Inc. and subsidiary as of December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12 of the Notes to the Consolidated Financial Statements, the Company has restated its 1996 Consolidated Financial Statements with regard to accounting for convertible securities having beneficial conversion features.

                                                              Ernst & Young LLP

San Francisco, California
February 14, 1997, except for Note 12, as to which the date is April 10, 1998

                                    PART II

ITEM 5 - MARKET  FOR THE  REGISTRANT'S  COMMON  EQUITY AND  RELATED  STOCKHOLDER
MATTERS

Since April 1985, the Company's Common Stock has traded on the Nasdaq National Market System under the Nasdaq symbol "IMAT."

The following table sets forth, for the periods indicated, the range of high and low sales prices, all as reported by Nasdaq. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                        1997                                 1996
              -------------------------           -------------------------

 Quarter:         High           Low                 High               Low
----------   -------------    ---------          ------------      ------------
First           $3.38           $1.88              $3.50               $1.75
Second           3.00            1.59               8.38                3.00
Third            2.94            2.34               6.63                3.94
Fourth           5.31            2.25               4.81                2.50

As of February 2, 1998, there were approximately 6,596 holders of record of the Company's common stock. On February 2, 1998, the closing price of the Company's common stock on Nasdaq was $2.47.

                              DIVIDEND INFORMATION

The Company has paid no cash dividends on its Common Stock since incorporation and anticipates that for the foreseeable future it will retain any earnings for use in its business.



ITEM 6 -  SELECTED FINANCIAL DATA


                                  IMATRON INC.
                         SELECTED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)


OPERATING INFORMATION


          Year Ended December 31           1997              1996               1995              1994               1993
                                       -------------    ----------------    --------------    --------------    ---------------

Total revenues                           $   39,423         $    25,768        $   26,700       $    33,571       $     25,111
Operating income (loss)                  $ (10,144)         $  (12,409)        $ ( 6,158)       $       549       $    (2,871)
Net income (loss)                        $( 11,422)         $  (13,737)        $ ( 2,449)       $     2,310       $    (2,871)
Basic and diluted net income
(loss) per share                         $   (0.15)         $    (0.18)        $  ( 0.04)       $     $0.04       $     (0.06)
Number of shares used
   in per share calculations                78,461              74,406             57,598            62,102             47,865


BALANCE SHEET INFORMATION


At December 31                        1997             1996               1995               1994               1993
                                ---------------   --------------    ---------------    ----------------   ---------------


Working capital                    $     26,050      $    33,042       $     14,252       $       8,741      $      5,536
Total assets                             49,223           53,192             30,876              21,173            15,903
Long term obligations
   including capital lease
   obligations                            4,507            4,604              3,311               4,992             4,992
Total liabilities                        17,898           15,666             14,651              14,303            12,265
Minority Interest                        14,255           12,323                -                   -                 -
Preferred stock                            -                 -                  -                 1,308             2,008
Shareholders' equity                     17,070           25,203             16,225               6,870             3,638



The Company did not pay any cash dividends on its Common Stock during any of the periods presented above.


Corporate Directory

Board of Directors                    Executive Officers

Douglas P. Boyd, Ph.D.                S. Lewis Meyer
Chairman of the Board                 President
Chief Technology Officer              Chief Executive Officer
Imatron Inc.
                                      Douglas P. Boyd, Ph.D.
John L. Couch, Ph.D.                  Chairman of the Board
Vice President, Engineering           Chief Technology Officer
Imatron Inc.
                                      Gary H. Brooks
Jose Filipe Guedes                    Vice President, Finance & Administration
Managing Partner                      Chief Financial Officer and Secretary
Ceramic S.A.
                                      General Counsel
William J. McDaniel, M.D.             Severson & Werson
Rear Admiral, U.S. Navy, Retired      San Francisco, California
Consultant

S. Lewis Meyer                        Independent Public Accountants
President                             KPMG Peat Marwick LLP
Chief Executive Officer               San Francisco, California
Imatron Inc.
                                      Subsidiary
Terry Ross                            HeartScan Imaging, Inc.
President                             Corporate Headquarters
CEMAX-ICON, Inc.                      South San Francisco, California

Aldo J. Test
Attorney-at-Law, Partner
Flehr, Hohbach, Test, Albritton & Herbert

Corporate Headquarters

Imatron Inc.
389 Oyster Point Boulevard
South San Francisco, California  94080
Phone:  (650) 583-9964
Fax:  (650) 871-0418

Transfer Agent

Continental Stock Transfer
New York, New York




Form 10-K

A copy of the Company's Form 10-K, as
filed with the Securities and Exchange
Commission, is available upon request.

Corporate and Investor Information

Please direct inquiries to:
Investor Relations Department
Imatron Inc.
389 Oyster Point Boulevard
South San Francisco, California  94080

Annual Meeting

The annual meeting of shareholders of
Imatron Inc. will be held at 10:00 a.m.
on July 13, 1998, at the Embassy Suites
Hotel, South San Francisco.

Imatron and Ultrafast CT
are trademarks of Imatron Inc.